Exhibit 99.2

Royal Bank of Canada first quarter 2026 results

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34
Interim Financial Reporting
, unless otherwise noted. Our Q1 2026 Report to Shareholders and Supplementary Financial Information are available at rbc.com/investorrelations and on sedarplus.com/.

Net income $5.8 Billion Up 13% YoY	Diluted EPS 1 $4.03 Up 14% YoY	Total PCL 1 $1.1 Billion PCL on loans ratio 1 up 2 bps 1 QoQ	ROE 1, 2 17.6% Up 80 bps YoY	CET1 ratio 1 13.7% Above regulatory requirements

Adjusted net income 3 $5.9 Billion Up 12% YoY	Adjusted diluted EPS 3 $4.08 Up 13% YoY	Total ACL 1 $7.8 Billion ACL on loans ratio 1 up 2 bps QoQ	Adjusted ROE 3 17.8% Up 60 bps YoY	LCR 1 124% Down from 127% last quarter
TORONTO, February
 26, 2026
— Royal Bank of Canada
4
(RY on TSX and NYSE) today reported record net income of $5.8 billion for the quarter ended January 31, 2026, up $654 million or 13% from the prior year. Diluted EPS was $4.03, up 14% over the same period, reflecting higher results in Wealth Management, Personal Banking, Commercial Banking and Capital Markets, partially offset by lower results in Insurance. Adjusted net income
3
and adjusted diluted EPS
3
of $5.9 billion and $4.08 were up 12% and 13%, respectively, from the prior year.

“RBC entered the 2026 fiscal year in a position of strength across our diversified business model and the core global markets where we operate. We carried this momentum into our first quarter, reporting record results underpinned by strong earnings growth, our robust balance sheet and capital position, and a premium ROE that continues to deliver value for our shareholders.

Our record performance is a direct reflection of our world-class client franchises and Team RBC’s commitment to delivering exceptional service, advice and insights at scale. In an increasingly complex world, we are focused on bringing the full power of RBC’s global capabilities to support our clients and meet their evolving needs.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Record
pre-provision,
pre-tax
earnings
5
of $8.5 billion were up $1.0 billion or 14% from last year, mainly due to higher net interest income reflecting average volume growth in Personal Banking and Commercial Banking and higher spreads in Personal Banking. Higher fee-based revenue in Wealth Management reflecting market appreciation and net sales and higher revenue in Capital Markets driven by strength in Global Markets also contributed to the increase. These factors were partially offset by higher variable compensation commensurate with increased results and higher staff costs.
Our consolidated results reflect an increase in total PCL of $40 million from a year ago, mainly reflecting higher provisions in Capital Markets and Personal Banking, partly offset by lower provisions in Wealth Management and Commercial Banking. The PCL on loans ratio of 41 bps decreased 1 bp from the prior year. The PCL on impaired loans ratio
1
was 40 bps up 1 bp, while the PCL on performing loans ratio
1
was 1 bp, down 2 bps. Record income before income taxes of $7.4 billion was up $1.0 billion or 15% from last year.
Compared to last quarter, net income was up 6% reflecting growth across each of our business segments. Adjusted net income
3
was up 6% over the same period.
Pre-provision,
pre-tax
earnings
5
were up $0.7 billion or 8% as higher revenues more than offset expense growth. The PCL on loans ratio of 41 bps increased 2 bps from the prior quarter. The PCL on impaired loans ratio was 40 bps, up 2 bps from the prior quarter, primarily due to higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Commercial Banking, while the PCL on performing loans ratio was 1 bp, remaining flat from the prior quarter.
Our capital position remains robust, with a CET1 ratio of 13.7%, supporting solid volume growth and $3.3 billion of capital returned to our shareholders, including $1.0 billion of share buybacks and $2.3 billion of common share dividends.

Royal Bank of Canada
  First Quarter 2026

Q1 2026 Compared to Q1 2025	Reported: • Net income of $5,785 million • Diluted EPS of $4.03 • ROE of 17.6% • CET1 ratio of 13.7%	h 13% h 14% h 80 bps h 50 bps	Adjusted 3 : • Net income of $5,861 million • Diluted EPS of $4.08 • ROE of 17.8%	h 12% h 13% h 60 bps

Q1 2026 Compared to Q4 2025	• Net income of $5,785 million • Diluted EPS of $4.03 • ROE of 17.6% • CET1 ratio of 13.7%	h 6% h 7% h 80 bps h 20 bps	• Net income of $5,861 million • Diluted EPS of $4.08 • ROE of 17.8%	h 6% h 6% h 60 bps

(1)	See the Glossary section of this Q1 2026 Report to Shareholders for composition of these measures.
(2)
Return on equity (ROE). This measure does not have a standardized meaning under generally accepted accounting principles (GAAP). For further information, refer to the Key performance and non-GAAP
measures section of this Q1 2026 Report to Shareholders.

(3)	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q1 2026 Report to Shareholders.
(4)	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
(5)
Pre-provision,
pre-tax
(PPPT) earnings is calculated as income (January 31, 2026: $5,785 million; October 31, 2025: $5,434 million; January 31, 2025: $5,131 million) before income taxes (January 31, 2026: $1,622 million; October 31, 2025: $1,394 million; January 31, 2025: $1,302 million) and PCL (January 31, 2026: $1,090 million; October 31, 2025: $1,007 million; January 31, 2025: $1,050 million). This is a non-GAAP
measure. PPPT earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use PPPT earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain non-GAAP
measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

1	First quarter highlights
2	Management’s Discussion and Analysis
3	Caution regarding forward- looking statements
3	Overview and outlook
	3	About Royal Bank of Canada
	4	Selected financial and other highlights
	5	Economic, market and regulatory review and outlook
7	Financial performance
	7	Overview
	7	Impact of foreign currency translation
	8	Total revenue
	9	Provision for credit losses
	10	Non-interest expense
	10	Income taxes

11	Business segment results
	11	How we measure and report our business segments
	11	Key performance and non-GAAP measures
	13	Personal Banking
	14	Commercial Banking
	15	Wealth Management
	16	Insurance
	17	Capital Markets
	18	Corporate Support
19	Quarterly results and trend analysis
20	Financial condition
	20	Condensed balance sheets
	21	Off-balance sheet arrangements
21	Risk management
	21	Credit risk

	25	Market risk
	29	Liquidity and funding risk
37	Capital management
43	Accounting and control matters
	43	Summary of accounting policies and estimates
	43	Controls and procedures
43	Related party transactions
44	Glossary
47	Enhanced Disclosure Task Force recommendations index
48	Interim Condensed Consolidated Financial Statements (unaudited)
53	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
70	Shareholder Information

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three-month period ended or as at January 31, 2026, compared to the corresponding period in the prior fiscal year and the three-month period ended October 31, 2025. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2026 (Condensed Financial Statements) and related notes and our 2025 Annual Report. This MD&A is dated February 25, 2026. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Additional information about us, including our 2025 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website, SEDAR+, at sedarplus.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.
Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Royal Bank of Canada
  First Quarter 2026   3

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States’ Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q1 2026 Report to Shareholders, in other filings with Canadian regulators or the U.S. SEC, in other reports to shareholders and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, priorities, vision and strategic goals, the economic, market, and regulatory review and outlook for Canadian, U.S., United Kingdom (U.K.), Euro area and global economies, the regulatory environment in which we operate and the risk environment including our credit risk, market risk, liquidity and funding risk, and include statements made by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.
We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social (E&S) risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, credit, market, liquidity and funding, insurance, operational, compliance, reputation and strategic risks, other risks discussed in the risk sections of our 2025 Annual Report, including legal and regulatory environment risk, the effects of changes in government fiscal, monetary and other policies and tax risk and transparency, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, risks associated with the adoption of emerging technologies, such as cloud computing, artificial intelligence (AI), including generative AI (GenAI), and robotics, fraud risk and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2025 Annual Report and the Risk management section of this Q1 2026 Report to Shareholders, as may be updated by subsequent quarterly reports.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2025 Annual Report, as updated by the Economic, market and regulatory review and outlook section of this Q1 2026 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Overview and outlook

About Royal Bank of Canada
Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led
approach to delivering leading performance. Our success comes from the 101,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

Royal Bank of Canada
  First
Quarter
2026

Selected financial and other highlights

	As at or for the three months ended			For the three months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2026	October 31 2025	January 31 2025	Q1 2026 vs. Q4 2025	Q1 2026 vs. Q1 2025
Total revenue	$17,960	$17,209	$16,739	$751	$1,221
Provision for credit losses (PCL)	1,090	1,007	1,050	83	40
Non-interest expense	9,463	9,374	9,256	89	207
Income before income taxes	7,407	6,828	6,433	579	974
Net income	$5,785	$5,434	$5,131	$351	$654
Net income – adjusted (1), (2)	$5,861	$5,554	$5,254	$307	$607
Segments – net income
Personal Banking	$1,962	$1,887	$1,678	$75	$284
Commercial Banking	863	810	777	53	86
Wealth Management	1,295	1,284	980	11	315
Insurance	213	98	272	115	(59)
Capital Markets	1,478	1,431	1,432	47	46
Corporate Support	(26)	(76)	(8)	50	(18)
Net income	$5,785	$5,434	$5,131	$351	$654
Selected information
Earnings per share (EPS) – basic	$4.03	$3.77	$3.54	$0.26	$0.49
– diluted	4.03	3.76	3.54	0.27	0.49
– basic adjusted (1), (2)	4.09	3.86	3.63	0.23	0.46
– diluted adjusted (1), (2)	4.08	3.85	3.62	0.23	0.46
Return on common equity (ROE) (2)	17.6%	16.8%	16.8%	80 bps	80 bps
ROE – adjusted (1), (2)	17.8%	17.2%	17.2%	60 bps	60 bps
Average common equity (3)	$127,350	$124,900	$118,550	$2,450	$8,800
Net interest margin (NIM) – on average earning assets, net (2)	1.55%	1.62%	1.60%	(7) bps	(5) bps
PCL on loans as a % of average net loans and acceptances	0.41%	0.39%	0.42%	2 bps	(1) bps
PCL on performing loans as a % of average net loans and acceptances	0.01%	0.01%	0.03%	– bps	(2) bps
PCL on impaired loans as a % of average net loans and acceptances	0.40%	0.38%	0.39%	2 bps	1 bps
Gross impaired loans (GIL) as a % of loans and acceptances	0.86%	0.83%	0.78%	3 bps	8 bps
Liquidity coverage ratio (LCR) (2), (4)	124%	127%	128%	(300) bps	(400) bps
Net stable funding ratio (NSFR) (2), (4)	111%	112%	115%	(100) bps	(400) bps
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (2), (5)
Common Equity Tier 1 (CET1) ratio	13.7%	13.5%	13.2%	20 bps	50 bps
Tier 1 capital ratio	15.2%	15.1%	14.6%	10 bps	60 bps
Total capital ratio	16.8%	16.8%	16.4%	– bps	40 bps
Leverage ratio	4.4%	4.4%	4.4%	– bps	– bps
TLAC ratio	30.9%	31.5%	29.8%	(60) bps	110 bps
TLAC leverage ratio	9.0%	9.2%	8.9%	(20) bps	10 bps
Selected balance sheet and other information (6)
Total assets	$2,342,393	$2,325,006	$2,191,026	$17,387	$151,367
Securities, net of applicable allowance	588,966	561,788	488,025	27,178	100,941
Loans, net of allowance for loan losses	1,054,881	1,042,422	1,006,050	12,459	48,831
Derivative assets	170,830	177,206	153,686	(6,376)	17,144
Deposits	1,542,216	1,515,616	1,441,940	26,600	100,276
Common equity	128,670	127,417	122,763	1,253	5,907
Total risk-weighted assets (RWA) (2), (5)	734,693	730,225	708,941	4,468	25,752
Assets under management (AUM) (2)	1,588,700	1,573,800	1,428,700	14,900	160,000
Assets under administration (AUA) (2), (7)	5,632,300	5,599,000	5,148,300	33,300	484,000
Common share information
Shares outstanding (000s) – average basic	1,398,580	1,403,782	1,413,937	(5,202)	(15,357)
– average diluted	1,401,884	1,406,696	1,416,502	(4,812)	(14,618)
– end of period	1,396,775	1,400,114	1,412,878	(3,339)	(16,103)
Dividends declared per common share	$1.64	$1.54	$1.48	$0.10	$0.16
Dividend yield (2)	3.0%	3.1%	3.4%	(10) bps	(40) bps
Dividend payout ratio (2)	41%	41%	42%	– bps	(100) bps
Common share price (RY on TSX) (8)	$226.72	$205.47	$177.18	$21.25	$49.54
Market capitalization (TSX) (8)	316,677	287,681	250,334	28,996	66,343
Business information (number of)
Employees (full-time equivalent) (FTE)	97,469	96,628	94,624	841	2,845
Bank branches	1,258	1,263	1,286	(5)	(28)
Automated teller machines (ATMs)	4,163	4,183	4,358	(20)	(195)
Period average US$ equivalent of C$1.00 (9)	0.726	0.720	0.699	0.006	0.027
Period-end US$ equivalent of C$1.00	0.734	0.713	0.687	0.021	0.047

(1)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(2)	See Glossary for composition of these measures.
(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4)
The LCR and NSFR are calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section.

(5)
Capital ratios and RWA are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline, the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline and both the TLAC and TLAC leverage ratios are calculated using OSFI’s TLAC guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. For further details, refer to the Capital management section.

(6)	Represents period-end spot balances.
(7)
AUA includes $14 billion and $5 billion (October 31, 2025 – $15 billion and $5 billion; January 31, 2025 – $15 billion and $6 billion) of securitized residential mortgages and credit card loans, respectively.

(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  First Quarter 2026   5

Economic, market and regulatory review and outlook – data as at February 25, 2026
The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.
Economic and market review and outlook
Economic growth is expected to remain positive across most advanced economies, including Canada, the Euro area, the U.K. and the U.S. Significant international trade uncertainties remain, but the Canadian economy has shown signs of improvement in recent months and the unemployment rate has edged lower. U.S. GDP growth has remained resilient and U.S. labour markets have shown signs of stabilization after gradually softening in calendar 2025. GDP growth is expected to continue to rise at a moderate pace in the Euro area and the U.K. The unemployment rate in the U.K. has increased but remains low in the Euro Area. U.S. trade policy remains uncertain following the U.S. Supreme Court ruling against the portion of U.S. tariffs imposed under the International Emergency Economic Powers Act (IEEPA). Modified broad-based tariffs have been imposed to replace the IEEPA measures but most U.S. imports from Canada remain duty free under an exemption for products compliant with the Canada-United States-Mexico Agreement (CUSMA). We do not expect tariffs to rise significantly further, although CUSMA is scheduled for review in calendar 2026. High levels of U.S. government spending are expected to prevent a significant softening in the U.S. economy in calendar 2026 but will add to inflation pressures. We do not expect additional interest rate reductions from the U.S. Federal Reserve (Fed) in calendar 2026. We expect the Bank of Canada (BoC) will hold rates steady in calendar 2026 with past reductions supporting GDP growth and a recovery in labour markets with a lagged impact. The Bank of England (BoE) is expected to deliver two additional rate cuts in calendar 2026, whereas the European Central Bank (ECB) is not expected to cut interest rates.
Canada
Canadian GDP is expected to increase by 1.3%
1
and 1.7%
1
in the first and second calendar quarters of 2026, respectively, after remaining relatively flat in the fourth calendar quarter of 2025. Population growth is expected to slow sharply in calendar 2026 as a result of federal government plans for reduced permanent and temporary resident arrivals. That reduction is expected to contribute to slower aggregate GDP growth, but we anticipate a further acceleration in per-capita
GDP growth in calendar 2026, supported by stabilizing U.S. international trade policy, the lagged impact of earlier interest rate cuts and planned increases in government spending. The unemployment rate is expected to decline from 6.5% in January 2026 to 6.3% by the end of calendar 2026. Inflation has slowed towards the BoC’s 2% inflation target but resilient domestic demand and trade recalibration is expected to continue to exert pressure, keeping core inflation above the 2% target level. Changes to U.S. trade policy remain a key source of risk to the economic outlook, with a joint review of the operation of CUSMA and potential negotiation to extend CUSMA scheduled to begin in the summer. The BoC has already reduced interest rates by 275 basis points since June 2024 and we do not expect further reductions in calendar 2026.
U.S.
U.S. GDP is expected to grow by 1.7%
1
and 1.5%
1
in the first and second calendar quarters of 2026, respectively, after increasing 1.4%
1
in the fourth calendar quarter of 2025. The U.S. unemployment rate has edged higher over the last calendar year but remains low at 4.3% in January 2026. Employment growth softened in calendar 2025 but consumer spending growth has remained strong. Inflation has decreased from a year ago at 2.4% in January 2026 but remains above the Fed’s 2% target. A significant government budget deficit is expected to support GDP growth in calendar 2026 while limiting the decline in inflation. We do not expect the Fed to lower the target range for the federal funds rate in calendar 2026 after 175 basis points of reductions since July 2024. The potential for additional protectionist U.S. trade policy remains a downside risk for economic growth and labour markets.
Euro area and the U.K.
Euro area GDP is expected to grow at 0.5% over the first and second calendar quarters of 2026, supported by expansionary fiscal spending in Germany. Unemployment rates remain low across most countries in the Euro area and inflation has continued to moderate. We expect the ECB will hold the deposit rate steady at 2.0% in calendar 2026, after lowering it by 200 basis points since early June 2024. U.K. GDP is expected to rise 0.2% and 0.3% in the first and second calendar quarters of 2026, respectively, after growing moderately in calendar 2025. U.K. unemployment has risen over the last calendar year as labour market conditions softened and services inflation has gradually slowed but remains elevated. We expect the BoE will reduce the bank rate by another 50 basis points in calendar 2026, following 150 basis points of reductions since July 2024.
Financial markets
Bond yields are little changed in the U.S., Canada, the Euro area and the U.K. over the last three months as central banks have signaled reluctance to decrease policy rates significantly. Globally, tariff uncertainties and geopolitical risks remain a significant source of volatility in financial markets. The U.S. dollar index has continued to weaken moderately in early calendar 2026, adding to the softening in calendar 2025. Precious metal commodity prices remain historically high, while energy commodity prices are little changed from a year ago and equity markets remain near record highs.

1	Annualized rate

Royal Bank of Canada
  First Quarter 2026

Regulatory environment
We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high-level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of our 2025 Annual Report and updates are listed below.
Global uncertainty
In January 2026, the International Monetary Fund (IMF) projected global growth of 3.3% for calendar 2026, up 0.2% from its October forecast. The projected increase is due to tailwinds from surging investment related to technology, monetary and fiscal support and broadly accommodative financial conditions offset slightly by headwinds from shifting trade policies. Significant uncertainty continues to pose risks to the global economic outlook, driven by:
•
Failure to reach trade agreements, leading to prolonged uncertainty, a shift away from global economic integration and negative impacts on productivity and growth prospects, especially for emerging markets and developing economies;

•
Shifting global policy priorities, including ongoing uncertainty around U.S. trade, foreign relations, defense and immigration policies, which could disrupt global alliances and heighten economic, market and other risks, and intensifying political pressures on policy institutions and policymaking, which could weaken policy credibility, reduce investor confidence and heighten macroeconomic vulnerabilities;

•
Substantial projected fiscal deficits and high public debt across major economies, which could lead to upward pressure on long-term interest rates, financial market instability and/or deceleration in growth, along with their associated impact on consumer and business confidence;

•
Reevaluation of the productivity growth expectations of technology, specifically
AI-linked
sectors, which could lead to a decline in investment and drive abrupt financial market corrections of these sectors as well as other segments and erode household wealth;

•
An aging demographic in advanced economies, as well as changing immigration policies, which could have an associated long-term impact on labour supply, economic productivity and government fiscal capacity;

•	Ongoing conflicts including those between Russia and Ukraine, in the Middle East and Asia, and rising tensions between China and Taiwan, together with increased polarization and social unrest; and
•	Extreme weather-related events.
Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.
Liquidity Adequacy Requirements (LAR) Guidelines
On January 29, 2026, OSFI updated the final LAR guidelines for the LCR, NSFR and Net Cumulative Cash Flow. The amendments introduce new funding categories to reflect liquidity risks from products such as structured notes and deposits sourced through unaffiliated third parties and define treatments for instruments with contingent features potentially affecting term maturity profiles. The guidelines will be effective May 1, 2026 and the impact is not expected to be material for us. We have assessed the requirements and do not anticipate any issues in complying with the requirements by the effective date.
For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of our 2025 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of this Q1 2026 Report to Shareholders.

Royal Bank of Canada
  First Quarter 2026   7

Financial performance

Overview
Q1 2026 vs. Q1 2025
Net income of $5,785 million was up $654 million or 13% from a year ago. Diluted EPS of $4.03 was up $0.49 or 14% and ROE of 17.6% was up from 16.8% a year ago. Our CET1 ratio of 13.7% was up 50 bps from a year ago.
Adjusted net income of $5,861 million was up $607 million or 12% from a year ago. Adjusted diluted EPS of $4.08 was up $0.46 or 13% and adjusted ROE of 17.8% was up from 17.2% a year ago.
Our earnings were up from a year ago, primarily driven by higher results in Wealth Management, Personal Banking, Commercial Banking and Capital Markets, partially offset by lower earnings in Insurance. Our earnings also reflect the impact of foreign exchange translation.
Q1 2026 vs. Q4 2025
Net income of $5,785 million was up $351 million or 6% from last quarter. Diluted EPS of $4.03 was up $0.27 or 7% and ROE of 17.6% was up from 16.8% in the prior quarter. Our CET1 ratio of 13.7% was up 20 bps from last quarter.
Adjusted net income of $5,861 million was up $307 million or 6% from last quarter. Adjusted diluted EPS of $4.08 was up $0.23 or 6% and adjusted ROE of 17.8% was up from 17.2% last quarter.
Our earnings reflect higher results across all of our business segments.
For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.
Adjusted results
Adjusted results exclude specified items and the
after-tax
impact of amortization of acquisition-related intangibles. Adjusted results are non-GAAP
measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Impact of foreign currency translation
The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	Q1 2026 vs. Q1 2025	Q1 2026 vs. Q4 2025
Increase (decrease):
Total revenue	$(224)	$(61)
PCL	(10)	(3)
Non-interest expense	(114)	(34)
Income taxes	(9)	(2)
Net income	(91)	(22)
Impact on EPS
Basic	$(0.06)	$(0.02)
Diluted	(0.06)	(0.02)
The relevant average exchange rates that impact our business are shown in the following table:

	$		$	$		$	$
(Average foreign currency equivalent of C$1.00) (1)	For the three months ended
	January 31 2026			October 31 2025			January 31 2025
U.S. dollar		0.726			0.720			0.699
British pound		0.539			0.539			0.556
Euro		0.619			0.618			0.669

(1)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  First Quarter 2026

Total revenue

(Millions of Canadian dollars, except percentage amounts)	For the three months ended
	January 31 2026	October 31 2025	January 31 2025
Interest and dividend income	$26,104	$26,290	$26,455
Interest expense	17,519	17,645	18,507
Net interest income	$8,585	$8,645	$7,948
NIM	1.55%	1.62%	1.60%
Insurance service result	$240	$78	$286
Insurance investment result	59	76	82
Trading revenue	1,180	604	1,195
Investment management and custodial fees	2,924	2,794	2,667
Mutual fund revenue	1,414	1,364	1,236
Securities brokerage commissions	508	504	471
Service charges	593	608	612
Underwriting and other advisory fees	742	760	674
Foreign exchange revenue, other than trading	380	334	318
Card service revenue	335	349	317
Credit fees	423	470	435
Net gains on investment securities	76	2	55
Income (loss) from joint ventures and associates	37	13	19
Other	464	608	424
Non-interest income	9,375	8,564	8,791
Total revenue	$17,960	$17,209	$16,739
Additional trading information
Net interest income (1)	$473	$698	$364
Non-interest income	1,180	604	1,195
Total trading revenue	$1,653	$1,302	$1,559

(1)	Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).
Q1 2026 vs. Q1 2025
Total revenue increased $1,221 million or 7% from a year ago, mainly due to higher net interest income. Higher investment management and custodial fees and mutual fund revenue also contributed to the increase. The impact of foreign exchange translation decreased revenue by $224 million.
Net interest income increased $637 million or 8%, largely due to average volume growth in Personal Banking and Commercial Banking and higher spreads in Personal Banking. Higher fixed income trading revenue across most regions in Capital Markets also contributed to the increase. These factors were partially offset by lower equity trading revenue across most regions in Capital Markets and the impact of foreign exchange translation.
NIM was down 5 bps from a year ago, mainly due to growth in trading assets in Capital Markets, partially offset by favourable product mix in Personal Banking.
Investment management and custodial fees increased $257 million or 10%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Mutual fund revenue increased $178 million or 14%, primarily due to higher fee-based client assets reflecting market appreciation and net sales in Wealth Management and Personal Banking.
Q1 2026 vs. Q4 2025
Total revenue increased $751 million or 4% from last quarter, largely due to higher trading revenue. Higher insurance service result and investment management and custodial fees also contributed to the increase. These factors were partially offset by lower other revenue.
Net interest income decreased $60 million or 1%, as average volume growth in Personal Banking, Commercial Banking and Wealth Management and higher fixed income trading revenue in North America in Capital Markets were more than offset by lower equity trading revenue across most regions in Capital Markets.
Insurance service result increased $162 million, as the prior quarter included the impact of unfavourable annual actuarial assumption updates and an adjustment related to reinsurance contract recaptures.
Trading revenue increased $576 million or 95%, primarily due to higher equity trading revenue across most regions.
Investment management and custodial fees increased $130 million or 5%, largely due to higher fee-based client assets reflecting market appreciation and net sales.
Other revenue decreased $144 million or 24%, largely attributable to changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in non-interest expense.

Royal Bank of Canada
  First Quarter 2026   9

Provision for credit losses (1)

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2026	October 31 2025	January 31 2025
Personal Banking	$16	$33	$63
Commercial Banking	13	27	30
Wealth Management	(16)	(39)	36
Capital Markets	15	(8)	(61)
Corporate Support and other (2)	–	1	–
PCL on performing loans	28	14	68
Personal Banking	$516	$489	$427
Commercial Banking	273	346	308
Wealth Management	34	35	45
Capital Markets	245	115	205
Corporate Support and other (2)	–	(1)	–
PCL on impaired loans	1,068	984	985
PCL – Loans	1,096	998	1,053
PCL – Other (3)	(6)	9	(3)
Total PCL	$1,090	$1,007	$1,050
PCL on loans is comprised of:
Retail	$15	$25	$104
Wholesale	13	(11)	(36)
PCL on performing loans	28	14	68
Retail	564	548	485
Wholesale	504	436	500
PCL on impaired loans	1,068	984	985
PCL – Loans	$1,096	$998	$1,053
PCL on loans as a % of average net loans and acceptances	0.41%	0.39%	0.42%
PCL on impaired loans as a % of average net loans and acceptances	0.40%	0.38%	0.39%

(1)	Information on loans represents loans, acceptances and commitments.
(2)	Includes PCL recorded in Corporate Support and Insurance.
(3)	PCL – Other includes amounts related to debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, accounts receivable, and financial and purchased guarantees.
Q1 2026 vs. Q1 2025
Total PCL increased $40 million or 4% from a year ago, primarily due to higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Wealth Management and Commercial Banking.
PCL on performing loans decreased $40 million or 59%, largely due to lower unfavourable changes in credit quality and favourable changes to our macroeconomic forecast. This was partially offset by migration to impaired in Capital Markets in the same quarter last year.
PCL on impaired loans increased $83 million or 8%, primarily due to higher provisions in Personal Banking and Capital Markets, partially offset by lower provisions in Commercial Banking.
Q1 2026 vs. Q4 2025
Total PCL increased $83 million or 8% from last quarter, primarily reflecting higher provisions in Capital Markets, partially offset by lower provisions in Commercial Banking.
PCL on performing loans increased $14 million, primarily due to lower favourable changes to our macroeconomic forecast, partially offset by lower unfavourable changes in credit quality.
PCL on impaired loans increased $84 million or 9%, primarily due to higher provisions in Capital Markets and Personal Banking, partially offset by lower provisions in Commercial Banking.

Royal Bank of Canada
  First Quarter 2026

Non-interest expense

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2026	October 31 2025	January 31 2025
Salaries	$2,392	$2,350	$2,354
Variable compensation	2,753	2,561	2,569
Benefits and retention compensation	801	636	686
Share-based compensation	343	241	378
Human resources	6,289	5,788	5,987
Equipment	728	721	681
Occupancy	420	412	429
Communications	355	435	327
Professional fees	471	609	502
Amortization of other intangibles	386	431	435
Other	814	978	895
Non-interest expense	$9,463	$9,374	$9,256
Efficiency ratio (1)	52.7%	54.5%	55.3%
Efficiency ratio – adjusted (1), (2)	52.1%	53.6%	54.3%

(1)	See Glossary for composition of these measures.
(2)	This is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Q1 2026 vs. Q1 2025
Non-interest
expense increased $207 million or 2% from a year ago, primarily due to higher variable compensation commensurate with increased results.
Our efficiency ratio of 52.7% decreased 260 bps. Our adjusted efficiency ratio of 52.1% decreased 220 bps.
Q1 2026 vs. Q4 2025
Non-interest
expense increased $89 million or 1% from last quarter, primarily due to higher staff costs, including seasonally higher compensation, and higher variable compensation commensurate with increased results. These factors were partially offset by lower professional fees, the change in the fair value of our U.S. share-based compensation plans, which was largely offset in non-interest income, seasonally lower marketing costs, as well as lower amortization expense in Wealth Management, as the amortization of intangible assets related to the City National acquisition was completed in fiscal 2025.
Our efficiency ratio of 52.7% decreased 180 bps. Our adjusted efficiency ratio of 52.1% decreased 150 bps.
Adjusted efficiency ratio is a
non-GAAP
ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Income taxes

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2026	October 31 2025	January 31 2025
Income taxes	$1,622	$1,394	$1,302
Income before income taxes	7,407	6,828	6,433
Effective income tax rate	21.9%	20.4%	20.2%
Adjusted results (1), (2)
Income taxes – adjusted	$1,648	$1,427	$1,344
Income before income taxes – adjusted	7,509	6,981	6,598
Effective income tax rate – adjusted	21.9%	20.4%	20.4%

(1)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(2)	See Glossary for composition of these measures.
Q1 2026 vs. Q1 2025
Income tax expense increased $320 million or 25% from a year ago, primarily due to higher income before income taxes. Adjusted income tax expense increased $304 million or 23%.
The effective income tax rate of 21.9% increased 170 bps, primarily due to the impact of changes in earnings mix. The adjusted effective income tax rate of 21.9% increased 150 bps.

Royal Bank of Canada
  First Quarter 2026   11
Q1 2026 vs. Q4 2025
Income tax expense increased $228 million or 16% from last quarter, primarily due to higher income before income taxes and the impact of changes in earnings mix. Adjusted income tax expense increased $221 million or 15%.
The effective income tax rate of 21.9% increased 150 bps, primarily due to the impact of changes in earnings mix.
Adjusted income tax expense and adjusted effective income tax rate are non-GAAP
measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Business segment results

How we measure and report our business segments
The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid. They remain unchanged from October 31, 2025, with the exception of Insurance. For Insurance, we revised our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements.
For further details on the key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2025 Annual Report.

Key performance and non-GAAP measures
Performance measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.
Return on common equity
We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.
Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital is more closely aligned with legal entity capital requirements.
The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.
The following table provides a summary of our ROE calculations:

	For the three months ended
	January 31 2026							October 31 2025	January 31 2025
(Millions of Canadian dollars, except percentage amounts)	Personal Banking	Commercial Banking	Wealth Management	Insurance (1)	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,929	$841	$1,267	$209	$1,433	$(36)	$5,643	$5,293	$5,011
Total average common equity (2), (3)	29,100	19,700	25,600	3,350	39,450	10,150	127,350	124,900	118,550
ROE	26.3%	16.9%	19.6%	24.9%	14.4%	n.m.	17.6%	16.8%	16.8%

(1)
Effective the first quarter of 2026, we updated our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements. For further details, refer to the How we measure and report our business segments section.

(2)	Total average common equity represents rounded figures.
(3)	The amounts for the segments are referred to as attributed capital.
n.m.	not meaningful

Royal Bank of Canada
  First Quarter 2026

Non-GAAP
measures
Non-GAAP
measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.
The following discussion describes the
non-GAAP
measures and ratios we use in evaluating our operating results.
Adjusted results and ratios
We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. Specified items discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses.
Our results for the three months ended January 31, 2025 were adjusted for the following specified item:
•	HSBC Bank Canada (HSBC Canada) transaction and integration costs.
Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share
basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.
Consolidated results, reported and adjusted
The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP
measures or ratios.

	As at or for the three months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2026	October 31 2025	January 31 2025
Total revenue	$17,960	$17,209	$16,739
PCL	1,090	1,007	1,050
Non-interest expense	9,463	9,374	9,256
Income before income taxes	7,407	6,828	6,433
Income taxes	1,622	1,394	1,302
Net income	$5,785	$5,434	$5,131
Net income available to common shareholders	$5,643	$5,293	$5,011
Average number of common shares (thousands)	1,398,580	1,403,782	1,413,937
Basic earnings per share (in dollars)	$4.03	$3.77	$3.54
Average number of diluted common shares (thousands)	1,401,884	1,406,696	1,416,502
Diluted earnings per share (in dollars)	$4.03	$3.76	$3.54
ROE	17.6%	16.8%	16.8%
Effective income tax rate	21.9%	20.4%	20.2%
Total adjusting items impacting net income (before-tax)	$102	$153	$165
Specified item: HSBC Canada transaction and integration costs (1)	–	–	12
Amortization of acquisition-related intangibles (2)	102	153	153
Total income taxes for adjusting items impacting net income	$26	$33	$42
Specified item: HSBC Canada transaction and integration costs (1)	–	–	6
Amortization of acquisition-related intangibles (2)	26	33	36
Adjusted results
Income before income taxes – adjusted	$7,509	$6,981	$6,598
Income taxes – adjusted	1,648	1,427	1,344
Net income – adjusted	5,861	5,554	5,254
Net income available to common shareholders – adjusted (3)	5,719	5,413	5,134
Average number of common shares (thousands)	1,398,580	1,403,782	1,413,937
Basic earnings per share (in dollars) – adjusted	$4.09	$3.86	$3.63
Average number of diluted common shares (thousands)	1,401,884	1,406,696	1,416,502
Diluted earnings per share (in dollars) – adjusted	$4.08	$3.85	$3.62
ROE – adjusted	17.8%	17.2%	17.2%
Effective income tax rate – adjusted	21.9%	20.4%	20.4%

Adjusted efficiency ratio
Total revenue	$17,960	$17,209	$16,739
Non-interest expense	9,463	9,374	9,256
Less specified item: HSBC Canada transaction and integration costs (before-tax) (1)	–	–	12
Less: Amortization of acquisition-related intangibles (before-tax) (2)	102	153	153
Non-interest expense – adjusted (3)	$9,361	$9,221	$9,091
Efficiency ratio	52.7%	54.5%	55.3%
Efficiency ratio – adjusted	52.1%	53.6%	54.3%

(1)	These amounts have been recognized in Corporate Support.
(2)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(3)	See Glossary for composition of these measures.

Royal Bank of Canada
  First Quarter 2026   13

Personal Banking

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2026	October 31 2025	January 31 2025
Net interest income	$3,831	$3,774	$3,505
Non-interest income	1,407	1,404	1,306
Total revenue	5,238	5,178	4,811
PCL on performing assets	16	32	63
PCL on impaired assets	515	487	425
PCL	531	519	488
Non-interest expense	2,020	2,076	2,015
Income before income taxes	2,687	2,583	2,308
Net income	$1,962	$1,887	$1,678
Revenue by business
Personal Banking – Canada	$4,923	$4,860	$4,499
Caribbean & U.S. Banking	315	318	312
Selected balance sheet and other information
ROE	26.3%	25.6%	23.7%
NIM	2.72%	2.70%	2.58%
Efficiency ratio	38.6%	40.1%	41.9%
Operating leverage (1)	8.7%	9.1%	2.5%
Average total earning assets, net	$559,500	$554,300	$539,900
Average loans and acceptances, net	548,500	543,500	530,100
Average deposits	436,800	436,400	437,200
AUA (2)	293,100	288,500	266,400
Average AUA	290,100	280,400	261,600
PCL on impaired loans as a % of average net loans and acceptances	0.37%	0.36%	0.32%
Other selected information – Personal Banking – Canada
Net income	$1,868	$1,788	$1,583
NIM	2.66%	2.63%	2.50%
Efficiency ratio	37.1%	38.4%	40.5%
Operating leverage	9.1%	9.0%	2.3%

(1)	See Glossary for composition of this measure.
(2)
AUA represents
period-end
spot balances and includes securitized residential mortgages and credit card loans as at January 31, 2026 of $14 billion and $5 billion, respectively (October 31, 2025 – $15 billion and $5 billion; January 31, 2025 – $15 billion and $6 billion).

Financial performance
Q1 2026 vs. Q1 2025
Net income increased $284 million or 17% from a year ago, largely driven by higher net interest income reflecting higher spreads and average volume growth of 2% in Personal Banking – Canada. Higher non-interest income also contributed to the increase.
Total revenue increased $427 million or 9%.
Personal Banking – Canada revenue increased $424 million or 9%, primarily due to higher net interest income reflecting higher spreads and average volume growth of 2%, including 4% in loans. Higher fee-based client assets reflecting market appreciation and net sales also contributed to the increase.
Caribbean & U.S. Banking revenue remained relatively flat.
NIM was up 14 bps, mainly due to favourable changes in product mix.
PCL increased $43 million or 9%, primarily due to higher provisions on impaired loans, largely in our Canadian credit cards and residential mortgages portfolios. This was partially offset by lower provisions on performing loans, primarily driven by lower unfavourable changes in credit quality, partially offset by lower favourable changes to our macroeconomic forecast.
Non-interest
expense remained relatively flat, reflecting prudent expense management.
Q1 2026 vs. Q4 2025
Net income increased $75 million or 4% from last quarter, primarily driven by higher net interest income in Personal Banking – Canada, as well as lower non-interest expenses.
Total revenue increased $60 million or 1%, primarily due to higher net interest income reflecting average volume growth of 1% in loans and higher spreads in Personal Banking – Canada.
NIM was up 2 bps, mainly due to a favourable shift in deposit mix.
PCL increased $12 million or 2%, primarily due to higher provisions on impaired loans in the majority of our Canadian portfolios and the impact of recoveries on impaired loans in Caribbean Banking in the prior quarter. This was partially offset by lower provisions on performing loans, primarily driven by lower unfavourable changes in credit quality, largely offset by lower favourable changes to our macroeconomic forecast.
Non-interest
expense decreased $56 million or 3%, mainly due to lower marketing costs reflecting seasonality and lower professional fees, partially offset by higher staff-related costs.

Royal Bank of Canada
  First Quarter 2026

Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2026	October 31 2025	January 31 2025
Net interest income	$1,895	$1,910	$1,796
Non-interest income	312	311	331
Total revenue	2,207	2,221	2,127
PCL on performing assets	13	27	31
PCL on impaired assets	273	346	308
PCL	286	373	339
Non-interest expense	725	728	710
Income before income taxes	1,196	1,120	1,078
Net income	$863	$810	$777
Selected balance sheet and other information
ROE	16.9%	15.8%	15.5%
NIM	3.93%	3.99%	3.89%
Efficiency ratio	32.9%	32.8%	33.4%
Operating leverage	1.7%	4.8%	0.9%
Average total earning assets, net	$191,300	$190,000	$183,300
Average loans and acceptances, net	191,300	190,000	183,200
Average deposits	318,800	311,300	304,900
PCL on impaired loans as a % of average net loans and acceptances	0.57%	0.72%	0.67%
Financial performance
Q1 2026 vs. Q1 2025
Net income increased $86 million or 11% from a year ago, primarily driven by higher net interest income, reflecting average volume growth of 5%, and lower PCL.
Total revenue increased $80 million or 4%, primarily due to higher net interest income reflecting average volume growth of 5% in deposits and 4% in loans.
PCL decreased $53 million or 16%, mainly due to lower provisions on impaired loans in a few sectors, including the forest products sector, partially offset by higher provisions on impaired loans in the transportation sector. Lower provisions on performing loans, primarily driven by favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit quality, also contributed to the decrease.
Non-interest
expense increased $15 million or 2%, primarily due to higher staff-related costs and ongoing technology investments, net of realized synergies related to the acquisition of HSBC Canada (HSBC Canada transaction).
Q1 2026 vs. Q4 2025
Net income increased $53 million or 7% from last quarter, primarily due to lower PCL.
Total revenue decreased $14 million or 1%, primarily due to lower net interest income as average volume growth of 2% in deposits and 1% in loans was more than offset by lower spreads.
PCL decreased $87 million or 23%, primarily due to lower provisions on impaired loans in a few sectors, including the automotive sector, partially offset by higher provisions on impaired loans in the industrial products sector.
Non-interest expense remained relatively flat.

Royal Bank of Canada
  First Quarter 2026   15

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2026	October 31 2025	January 31 2025
Net interest income	$1,454	$1,443	$1,394
Non-interest income	4,630	4,457	4,174
Total revenue	6,084	5,900	5,568
PCL on performing assets	(16)	(39)	36
PCL on impaired assets	34	35	45
PCL	18	(4)	81
Non-interest expense	4,384	4,313	4,204
Income before income taxes	1,682	1,591	1,283
Net income	$1,295	$1,284	$980
Revenue by business
Canadian Wealth Management	$1,916	$1,847	$1,693
U.S. Wealth Management (including City National Bank (City National))	2,656	2,573	2,466
U.S. Wealth Management (including City National) (US$ millions)	1,929	1,852	1,722
Global Asset Management	964	908	867
International Wealth Management	358	377	344
Investor Services	190	195	198
Selected balance sheet and other information
ROE	19.6%	19.7%	15.2%
NIM	3.38%	3.45%	3.34%
Pre-tax margin (1)	27.6%	27.0%	23.0%
Number of advisors (2)	6,301	6,229	6,180
Average total earning assets, net	$170,700	$166,100	$165,700
Average loans and acceptances, net	129,800	125,800	122,100
Average deposits	177,100	173,200	183,700
AUA (3)	5,314,400	5,284,800	4,856,800
AUM (3)	1,578,900	1,563,900	1,419,200
Average AUA	5,335,600	5,191,400	4,778,100
Average AUM	1,569,700	1,529,100	1,361,700
PCL on impaired loans as a % of average net loans and acceptances	0.10%	0.11%	0.15%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended
	Q1 2026 vs. Q1 2025	Q1 2026 vs. Q4 2025
Increase (decrease):
Total revenue	$(99)	$(27)
PCL	(1)	(1)
Non-interest expense	(72)	(20)
Net income	(21)	(5)
Percentage change in average U.S. dollar equivalent of C$1.00	4%	1%
Percentage change in average British pound equivalent of C$1.00	(3)%	–%
Percentage change in average Euro equivalent of C$1.00	(7)%	–%

(1)	Pre-tax margin is defined as income before income taxes divided by total revenue.
(2)	Represents client-facing advisors across all of our Wealth Management businesses.
(3)	Represents period-end spot balances.
Financial performance
Q1 2026 vs. Q1 2025
Net income increased $315 million or 32% from a year ago, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Total revenue increased $516 million or 9%.
Canadian Wealth Management revenue increased $223 million or 13%, primarily due to higher fee-based client assets reflecting market appreciation and net sales, as well as higher net interest income reflecting average volume growth in deposits.
U.S. Wealth Management (including City National) revenue increased $190 million or 8%. In U.S. dollars, revenue increased $207 million or 12%, largely due to higher fee-based client assets reflecting market appreciation and net sales and higher transactional revenue driven by client activity. Higher net interest income reflecting average volume growth in loans and higher spreads also contributed to the increase.
Global Asset Management revenue increased $97 million or 11%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
International Wealth Management revenue increased $14 million or 4%, primarily due to the impact of foreign exchange translation and higher fee-based client assets reflecting net sales and market appreciation. These factors were partially offset by lower net interest income.

Royal Bank of Canada
  First Quarter 2026

Investor Services revenue decreased $8 million or 4%, as higher fee-based revenue was more than offset by the end of the transitional services arrangement relating to the sale of RBC Investor Services operations to CACEIS and lower transactional revenue.
PCL decreased $63 million or 78%, largely due to releases of provisions on performing loans in the current quarter in U.S. Wealth Management (including City National), primarily reflecting favourable changes in credit quality, as compared to provisions taken in the same quarter last year.
Non-interest expense increased $180 million or 4%, largely due to higher variable compensation commensurate with increased results, as well as higher staff costs. These factors were partially offset by the impact of foreign exchange translation and lower amortization expense, as the amortization of intangible assets related to the City National acquisition was completed in fiscal 2025.
Q1 2026 vs. Q4 2025
Net income increased $11 million or 1% from last quarter, mainly reflecting revenue growth driven by higher fee-based client assets, net interest income and performance fees. This was largely offset by higher expenses, primarily reflecting higher staff costs, including seasonally higher compensation, and the impact of favourable tax adjustments in the prior quarter.
Total revenue increased $184 million or 3%, primarily due to higher fee-based client assets reflecting market appreciation and net sales, as well as higher net interest income reflecting average volume growth in loans and deposits. Performance fees also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.
PCL was $18 million compared to $(4) million last quarter, primarily reflecting lower releases of provisions on performing loans in the current quarter in U.S. Wealth Management (including City National), largely due to lower favourable changes to our macroeconomic forecast.
Non-interest
expense increased $71 million or 2%, primarily due to higher staff costs, including seasonally higher compensation, and higher variable compensation commensurate with increased results. These factors were partially offset by lower amortization expense, as the amortization of intangible assets related to the City National acquisition was completed in fiscal 2025, lower professional fees, the partial reversal of Federal Deposit Insurance Corporation (FDIC) special assessment costs accrued in prior periods and the impact of foreign exchange translation.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2026	October 31 2025	January 31 2025
Non-interest income
Insurance service result	$240	$78	$286
Insurance investment result	59	76	82
Other income	39	55	38
Total revenue	338	209	406
Non-interest expense	78	74	87
Income before income taxes	260	135	319
Net income	$213	$98	$272
Selected balances and other information
ROE (1)	24.9%	20.6%	49.9%
Premiums and deposits (2), (3)	$1,683	$1,778	$2,422
Contractual service margin (CSM) (4)	1,773	1,802	2,008

(1)
Effective the first quarter of 2026, we revised our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements. For further details, refer to the How we measure and report our business segments section.

(2)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(3)	Comparative amounts have been revised from those previously presented.
(4)
Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.

Financial performance
Q1 2026 vs. Q1 2025
Net income decreased $59 million or 22% from a year ago, primarily due to lower insurance service result driven by the impact of reinsurance contract recaptures in the prior year.
Total revenue decreased $68 million or 17%, largely due to lower insurance service result, as noted above.
Non-interest
expense decreased $9 million or 10%, primarily due to severance costs in the prior year.
Q1 2026 vs. Q4 2025
Net income increased $115 million or 117% from last quarter, primarily due to higher insurance service result, as the prior quarter included the impact of unfavourable annual actuarial assumption updates and an adjustment related to reinsurance contract recaptures.
Total revenue increased $129 million or 62%, primarily due to higher insurance service result, as noted above.
Non-interest expense increased $4 million or 5%.

Royal Bank of Canada
  First Quarter 2026   17

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2026	October 31 2025	January 31 2025
Net interest income (1)	$1,218	$1,309	$918
Non-interest income (1)	2,800	2,302	2,838
Total revenue (1)	4,018	3,611	3,756
PCL on performing assets	16	1	(63)
PCL on impaired assets	240	118	205
PCL	256	119	142
Non-interest expense	2,119	1,981	2,041
Income before income taxes	1,643	1,511	1,573
Net income	$1,478	$1,431	$1,432
Revenue by business
Corporate & Investment Banking	$1,722	$1,812	$1,715
Global Markets	2,224	1,749	2,079
Other	72	50	(38)
Selected balance sheet and other information
ROE	14.4%	14.1%	14.9%
Average total assets	$1,462,000	$1,353,700	$1,326,700
Average trading securities	253,500	219,300	211,600
Average loans and acceptances, net	175,500	169,600	159,700
Average deposits	454,400	421,200	360,300
PCL on impaired loans as a % of average net loans and acceptances	0.56%	0.27%	0.51%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended
	Q1 2026 vs. Q1 2025	Q1 2026 vs. Q4 2025
Increase (decrease):
Total revenue	$(95)	$(27)
PCL	(9)	(3)
Non-interest expense	(32)	(11)
Net income	(48)	(12)
Percentage change in average U.S. dollar equivalent of C$1.00	4%	1%
Percentage change in average British pound equivalent of C$1.00	(3)%	–%
Percentage change in average Euro equivalent of C$1.00	(7)%	–%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended January 31, 2026 was $25 million (October 31, 2025 – $47 million; January 31, 2025 – $26 million). For further discussion, refer to the How we measure and report our business segments section of our 2025 Annual Report.
Financial performance
Q1 2026 vs. Q1 2025
Net income increased $46 million or 3% from a year ago, mainly due to higher revenue in Global Markets, partially offset by higher PCL.
Total revenue increased $262 million or 7%.
Corporate & Investment Banking revenue remained relatively flat. Higher debt and equity origination in North America, higher M&A activity in Canada and Europe and higher lending revenue in North America were offset by a loan underwriting markdown in the U.S., lower loan syndication activity across most regions and the impact of foreign exchange translation.
Global Markets revenue increased $145 million or 7%, largely due to higher equity and fixed income trading revenue across most regions, partially offset by the impact of foreign exchange translation.
Other revenue improved $110 million, primarily reflecting lower residual funding and capital costs.
PCL increased $114 million or 80%, largely due to provisions taken on performing loans in the current quarter as compared to releases of provisions in the same quarter last year, mainly driven by one account in the other services sector that migrated from performing to impaired. Higher provisions on impaired loans in a few sectors, including the consumer discretionary and financial services sectors, partially offset by lower provisions in the other services sector, also contributed to the increase.
Non-interest
expense increased $78 million or 4%, primarily driven by higher compensation on increased results.
Q1 2026 vs. Q4 2025
Net income increased $47 million or 3% from last quarter, largely due to higher revenue in Global Markets, partially offset by higher compensation on increased results and higher PCL.
Total revenue increased $407 million or 11%, mainly due to higher equity trading revenue across most regions. Higher fixed income trading revenue across most regions and gains from the disposition of certain investment securities also contributed to the increase.
PCL increased $137 million, primarily due to higher provisions on impaired loans in a few sectors, including the consumer discretionary and financial services sectors.
Non-interest
expense increased $138 million or 7%, primarily driven by higher compensation on increased results.

Royal Bank of Canada
  First Quarter 2026

Corporate Support

	For the three months ended
(Millions of Canadian dollars)	January 31 2026	October 31 2025	January 31 2025
Net interest income (loss) (1)	$187	$209	$335
Non-interest income (loss) (1), (2)	(112)	(119)	(264)
Total revenue (1), (2)	75	90	71
PCL	(1)	–	–
Non-interest expense (2)	137	202	199
Income (loss) before income taxes (1)	(61)	(112)	(128)
Income taxes (recoveries) (1)	(35)	(36)	(120)
Net income (loss)	$(26)	$(76)	$(8)

(1)	Teb adjusted.
(2)
Revenue for the three months ended January 31, 2026 included gains of $90 million (October 31, 2025 and January 31, 2025 – gains of $173 million and gains of $112 million, respectively) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest
expense included $86 million (October 31, 2025 and January 31, 2025 – $161 million and $108 million, respectively) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.
Total revenue and Income taxes (recoveries) in Corporate Support include the deduction of the teb adjustment of $25 million for the three months ended January 31, 2026, compared to $47 million in the prior quarter and $26 million in the same quarter last year, which is related to gross-up of income from the U.S. tax credit business in Capital Markets.
The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.
Q1 2026
Net loss was $26 million, primarily due to residual unallocated costs, partially offset by asset/liability management activities.
Q4 2025
Net loss was $76 million, primarily due to residual unallocated costs, partially offset by asset/liability management activities.
Q1 2025
Net loss was $8 million.

Royal Bank of Canada
  First Quarter 2026   19

Quarterly results and trend analysis
Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):
Quarterly results
(1)

	2026	2025				2024
(Millions of Canadian dollars, except per share and percentage amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Personal Banking	$5,238	$5,178	$5,060	$4,805	$4,811	$4,658	$4,490	$4,163
Commercial Banking	2,207	2,221	2,152	2,062	2,127	2,077	2,036	1,656
Wealth Management	6,084	5,900	5,513	5,397	5,568	5,186	4,964	4,789
Insurance	338	209	368	338	406	278	285	298
Capital Markets (2)	4,018	3,611	3,758	3,301	3,756	2,903	3,004	3,154
Corporate Support (2)	75	90	134	(231)	71	(28)	(148)	94
Total revenue	17,960	17,209	16,985	15,672	16,739	15,074	14,631	14,154
PCL	1,090	1,007	881	1,424	1,050	840	659	920
Non-interest expense	9,463	9,374	9,232	8,730	9,256	9,019	8,599	8,308
Income before income taxes	7,407	6,828	6,872	5,518	6,433	5,215	5,373	4,926
Income taxes	1,622	1,394	1,458	1,128	1,302	993	887	976
Net income	$5,785	$5,434	$5,414	$4,390	$5,131	$4,222	$4,486	$3,950
EPS – basic	$4.03	$3.77	$3.76	$3.03	$3.54	$2.92	$3.09	$2.75
– diluted	4.03	3.76	3.75	3.02	3.54	2.91	3.09	2.74
Effective income tax rate	21.9%	20.4%	21.2%	20.4%	20.2%	19.0%	16.5%	19.8%
Period average US$ equivalent of C$1.00	$0.726	$0.720	$0.728	$0.704	$0.699	$0.733	$0.730	$0.734

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section of our 2025 Annual Report.
Seasonality
Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months, which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.
Trend analysis
Earnings over the period have been impacted by the factors noted below.
Personal Banking revenue has benefitted from volume growth in loans and deposits over the period. NIM has been favourably impacted by changes in product mix and the sustained impact of a higher interest rate environment. HSBC Canada revenue has been included since the HSBC Canada transaction closed on March 28, 2024.
Commercial Banking revenue has benefitted from volume growth in loans and deposits over the period. HSBC Canada revenue has been included since the HSBC Canada transaction closed on March 28, 2024.
Wealth Management revenue has generally benefitted from growth in fee-based
client assets, which is influenced by market conditions.
Insurance revenue reflects investment related and insurance experience. New business gains are deferred through CSM and new business losses are reflected through insurance service result.
Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity. Investment banking fee pools saw increasing activity through most of 2024. However, fee pool growth started to slow in the first half of 2025 amidst macroeconomic uncertainty and market volatility, before showing signs of recovery in the second half of 2025, with momentum remaining steady into 2026. Sales & trading activity carried strong momentum in 2024 and 2025, as elevated market volatility provided constructive market conditions, and during the first quarter of 2026, overall client volumes remained robust.
PCL comprises provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets fluctuated over the period as it is impacted by changes in credit quality, macroeconomic conditions, which drive our forecasts and influence our scenario weights, and exposures. Provisions on performing assets over the period have generally been reflective of unfavourable changes in credit quality. Throughout the period, we have generally seen improvements to our macroeconomic forecast, with the exception of the second quarter of 2025, where we saw unfavourable changes, driven by the impacts of trade disruptions (including tariffs). The second quarter of 2024 included initial PCL on performing loans purchased in the HSBC Canada transaction. PCL on impaired assets has generally trended upwards over the period.
Non-interest
expense has been impacted by fluctuations in variable compensation over the period, commensurate with fluctuations in revenue and earnings. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period also reflect investments in staff and technology. Expenses also included HSBC Canada transaction and integration costs before the third quarter of 2025. HSBC Canada non-interest
expenses have been included since the HSBC Canada transaction closed on March 28, 2024.

Royal Bank of Canada
  First Quarter 2026

Our effective income tax rate has been impacted by varying levels of tax adjustments and changes in earnings mix. Beginning in the first quarter of 2025, our effective income tax rate reflects the impact of Pillar Two legislation, which became effective for us beginning November 1, 2024.

Financial condition

Condensed balance sheets

	As at
(Millions of Canadian dollars)	January 31 2026	October 31 2025
Assets
Cash and deposits with banks (1)	$99,299	$87,388
Securities, net of applicable allowance (2)	588,966	561,788
Assets purchased under reverse repurchase agreements and securities borrowed	279,800	309,683
Loans
Retail	655,434	652,344
Wholesale	406,848	397,171
Allowance for loan losses	(7,401)	(7,093)
Other – Derivatives	170,830	177,206
– Other	148,617	146,519
Total assets	$2,342,393	$2,325,006
Liabilities
Deposits	$1,542,216	$1,515,616
Other – Obligations related to assets sold under repurchase agreements and securities loaned	288,016	289,516
– Derivatives	170,731	183,953
– Other	189,697	182,809
Subordinated debentures	11,875	13,961
Total liabilities	2,202,535	2,185,855
Equity attributable to shareholders	139,801	139,092
Non-controlling interests	57	59
Total equity	139,858	139,151
Total liabilities and equity	$2,342,393	$2,325,006

(1)	Cash and deposits with banks comprise Cash and due from banks and Interest-bearing deposits with banks.
(2)	Securities comprise trading and investment securities.
Q1 2026 vs. Q4 2025
Total assets increased $17 billion or 1% from October 31, 2025, net of foreign exchange translation of $89 billion.
Cash and deposits with banks increased $12 billion or 14%, mainly due to higher deposits with central banks reflecting liquidity and cash management activities.
Securities, net of applicable allowance, increased $27 billion or 5%, primarily due to higher government debt securities reflecting liquidity and cash management activities and higher equity securities reflecting client activity, partially offset by the impact of foreign exchange translation.
Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $30 billion or 10%, primarily due to decreased client financing activity.
Loans (net of Allowance for loan losses) increased $12 billion or 1%, primarily due to volume growth in wholesale loans and residential mortgages, partially offset by the impact of foreign exchange translation.
Derivative assets decreased $6 billion or 4% net of foreign exchange translation, primarily attributable to lower fair values on foreign exchange and equity contracts, partially offset by higher fair values on other derivative contracts.
Other assets remained relatively flat.
Total liabilities increased $17 billion or 1%, net of foreign exchange translation of $89 billion.
Deposits increased $27 billion or 2%, mainly due to higher bank and business and government deposits driven by liquidity and cash management activities and higher personal deposits driven by client activity, partially offset by the impact of foreign exchange translation.
Obligations related to repurchase agreements (repos) and securities loaned remained relatively flat.
Derivative liabilities decreased $13 billion or 7% net of foreign exchange translation, primarily attributable to lower fair values on foreign exchange and equity contracts, partially offset by higher fair values on other derivative contracts.
Other liabilities increased $7 billion or 4%, mainly due to higher cash collateral reflecting market conditions and client activity.
Subordinated debentures decreased $2 billion or 15%, reflecting maturities.
Total equity increased $1 billion or 1%, mainly reflecting earnings, net of dividends and redemptions of limited recourse capital notes and preferred shares.

Royal Bank of Canada
  First Quarter 2026   21

Off-balance sheet arrangements
In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets.
Off-balance
sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the purchase or issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risks, which are discussed in the Risk management section of this Q1 2026 Report to Shareholders.
Our significant
off-balance
sheet transactions include those described on pages 62 to 64 of our 2025 Annual Report.

Risk management

Credit risk
Credit risk is the risk of loss associated with an obligor’s potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance
sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading
activities.
Our Enterprise Credit Risk Management Framework (ECRMF) and supporting credit policies are designed to clearly define roles and responsibilities, acceptable practices, limits and key controls. There have been no material changes to our ECRMF as described in our 2025 Annual Report.

Royal Bank of Canada
  First Quarter 2026

Residential mortgages and home equity lines of credit (insured vs. uninsured)
(1)
Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

	As at January 31, 2026
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$9,188	41%	$13,130	59%	$22,318	$1,747
Quebec	11,326	24	36,319	76	47,645	3,515
Ontario	30,784	13	200,965	87	231,749	18,369
Alberta	17,677	40	26,852	60	44,529	4,588
Saskatchewan and Manitoba	8,181	39	12,866	61	21,047	1,706
B.C. and territories	12,041	13	78,267	87	90,308	8,314
Total Canada (5)	89,197	19	368,399	81	457,596	38,239
U.S.	–	–	35,615	100	35,615	2,154
Other International	–	–	3,318	100	3,318	1,374
Total International	–	–	38,933	100	38,933	3,528
Total	$89,197	18%	$407,332	82%	$496,529	$41,767

	As at October 31, 2025
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$9,143	42%	$12,883	58%	$22,026	$1,745
Quebec	11,504	24	35,859	76	47,363	3,537
Ontario	30,857	13	198,588	87	229,445	18,623
Alberta	17,888	40	26,517	60	44,405	4,646
Saskatchewan and Manitoba	8,299	39	12,813	61	21,112	1,728
B.C. and territories	12,041	13	77,954	87	89,995	8,384
Total Canada (5)	89,732	20	364,614	80	454,346	38,663
U.S.	–	–	35,673	100	35,673	2,227
Other International	–	–	3,394	100	3,394	1,387
Total International	–	–	39,067	100	39,067	3,614
Total	$89,732	18%	$403,681	82%	$493,413	$42,277

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)
Includes $41,751 million and $16 million of uninsured and insured home equity lines of credit, respectively (October 31, 2025 – $42,260 million and $17 million, respectively), reported within the personal loan category. The amounts in U.S. and Other International include term loans collateralized by residential properties.

(3)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.
(4)
Region is based upon the address of the property mortgaged. The Atlantic provinces comprise Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories comprise British Columbia, Nunavut, Northwest Territories and Yukon.

(5)
Total consolidated residential mortgages in Canada of $458 billion (October 31, 2025 – $454 billion) includes $12 billion (October 31, 2025 – $12 billion) of mortgages with commercial clients in Commercial Banking, of which $9 billion (October 31, 2025 – $9 billion) are insured, and $18 billion (October 31, 2025 – $17 billion) of residential mortgages in Capital Markets, of which $18 billion (October 31, 2025 – $17 billion) are held for securitization purposes. All of the residential mortgages held for securitization purposes are insured (October 31, 2025 – all insured).

Royal Bank of Canada
  First Quarter 2026   23

Residential mortgages portfolio by amortization period
(1)
The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

	As at
	January 31 2026			October 31 2025
	Canada (2)	U.S. and other International	Total	Canada (2)	U.S. and other International	Total
Amortization period
≤ 25 years	75%	40%	72%	76%	38%	73%
> 25 years ≤ 30 years	25	60	28	24	62	27
Total	100%	100%	100%	100%	100%	100%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)
Our policy is to originate mortgages with amortization periods of 30 years or less. We do not originate mortgage products with a structure that would result in negative amortization, as payments on variable rate mortgages automatically increase to ensure accrued interest is covered.

Average
loan-to-value
(LTV) ratios
(1)
The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan
®
products by geographic region, as well as the respective LTV ratios for our total Personal Banking – Canada residential mortgage portfolio outstanding.

	For the three months ended
	January 31 2026		October 31 2025
	Uninsured		Uninsured
	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)
Average of newly originated and acquired for the period, by region (4)
Atlantic provinces	70%	70%	70%	70%
Quebec	69	70	70	70
Ontario	71	67	70	66
Alberta	70	70	71	71
Saskatchewan and Manitoba	72	73	73	73
B.C. and territories	67	64	68	64
U.S.	70	n.m.	73	n.m.
Other International	72	n.m.	69	n.m.
Average of newly originated and acquired for the period (5), (6)	70%	67%	70%	67%
Total Personal Banking – Canada residential mortgages portfolio (7)	61%	51%	60%	49%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan products.
(3)	RBC Homeline Plan products comprise both residential mortgages and home equity lines of credit.
(4)
Region is based upon the address of the property mortgaged. The Atlantic provinces comprise Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories comprise of British Columbia, Nunavut, Northwest Territories and Yukon.

(5)	The average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan products are calculated on a weighted basis by mortgage amounts at origination.
(6)
For newly originated mortgages and RBC Homeline Plan products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.

(7)	Weighted by mortgage balances and adjusted for property values based on the Teranet-National Bank House Price Index ‡ .
n.m.	not meaningful

Royal Bank of Canada
  First Quarter 2026

Net International wholesale exposure by region, asset type and client type
(1), (2)
The following table provides a breakdown of our credit risk exposure by region, asset type and client type.

	As at
	January 31 2026								October 31 2025
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
Europe (excluding U.K.)	$20,010	$24,657	$7,929	$3,841	$31,571	$7,587	$17,279	$56,437	$56,215
U.K.	15,198	38,005	11,101	1,891	21,639	31,226	13,330	66,195	45,368
Caribbean	7,084	10,213	2,935	1,768	8,845	5,238	7,917	22,000	22,789
Asia-Pacific	9,377	39,831	4,875	1,507	20,947	28,992	5,651	55,590	46,151
Other (4)	2,868	1,718	3,673	294	2,752	2,681	3,120	8,553	8,114
Net International exposure (5)	$54,537	$114,424	$30,513	$9,301	$85,754	$75,724	$47,297	$208,775	$178,637

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)
Exposures are calculated on a fair value basis and net of collateral, which includes $470 billion against repo-style transactions (October 31, 2025 – $467 billion) and $24 billion against derivatives (October 31, 2025 – $20 billion).

(3)
Securities include $28 billion of trading securities (October 31, 2025 – $26 billion), $38 billion of deposits (October 31, 2025 – $24 billion), and $48 billion of investment securities (October 31, 2025 – $43 billion).

(4)	Includes exposures in the Middle East, Africa and Latin America.
(5)	Excludes $6,883 million (October 31, 2025 – $7,643 million) of exposures to supranational agencies.
Credit quality performance
The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets:
Gross impaired loans

	As at and for the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2026	October 31 2025
Personal Banking	$2,385	$2,091
Commercial Banking	3,450	3,362
Wealth Management	699	609
Capital Markets	2,633	2,620
Total GIL	$9,167	$8,682
Impaired loans, beginning balance	$8,682	$8,751
Classified as impaired during the period (new impaired) (1)	2,348	1,962
Net repayments (1)	(578)	(249)
Amounts written off	(753)	(1,216)
Other (2)	(532)	(566)
Impaired loans, balance at end of period	$9,167	$8,682
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.86%	0.83%
Personal Banking	0.43%	0.38%
Personal Banking – Canada	0.40%	0.34%
Commercial Banking	1.78%	1.74%
Wealth Management	0.54%	0.47%
Capital Markets	1.46%	1.52%

(1)	Certain GIL movements for Personal Banking – Canada and Commercial Banking are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(2)
Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, amounts related to foreclosed properties held as investment properties and interests in joint ventures for certain co-lending
arrangements, foreign exchange translation and other movements.

Q1 2026 vs. Q4 2025
Total GIL increased $485 million or 6% from last quarter, primarily due to higher impaired loans in Personal Banking, Wealth Management, and Commercial Banking.
GIL in Personal Banking increased $294 million or 14%, primarily due to higher impaired loans in our Canadian residential mortgages portfolio.
GIL in Commercial Banking increased $88 million or 3%, primarily due to higher impaired loans in a few sectors, including the transportation and industrial products sectors, partially offset by lower impaired loans in the agriculture sector.
GIL in Wealth Management increased $90 million or 15%, primarily due to higher impaired loans in the real estate and related and consumer staples sectors.
GIL in Capital Markets increased $13 million, largely due to higher impaired loans in a few sectors, including the consumer discretionary and other services sectors, partially offset by lower impaired loans in the financing products and real estate and related sectors.

Royal Bank of Canada
  First Quarter 2026   25

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	January 31 2026	October 31 2025
Personal Banking	$3,794	$3,739
Commercial Banking	2,436	2,300
Wealth Management	482	496
Capital Markets	1,039	923
Corporate Support and other	1	1
ACL on loans	7,752	7,459
ACL on other financial assets (1)	15	11
Total ACL	$7,767	$7,470
ACL on loans is comprised of:
Retail	$3,466	$3,454
Wholesale	2,005	2,019
ACL on performing loans	$5,471	$5,473
ACL on impaired loans	2,281	1,986

(1)	ACL on other financial assets mainly represents allowances on debt securities measured at FVOCI and amortized cost, accounts receivable and financial guarantees.
Q1 2026 vs. Q4 2025
Total ACL increased $297 million or 4% from last quarter, primarily due to higher ACL on impaired loans, largely in Commercial Banking and Capital Markets. ACL on performing loans remained relatively flat, as favourable changes to our macroeconomic forecast and the impact of foreign exchange translation were largely offset by unfavourable changes in credit quality.
For further details, refer to Note 5 of our Condensed Financial Statements.

Market risk
Market risk is defined to be the impact of market factors and prices upon our financial condition. This includes potential financial gains or losses due to changes in market-determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Management Framework from the framework described in our 2025 Annual Report. Using that framework, we continuously seek to ensure that our market risk exposure is consistent with risk appetite constraints set by the Board of Directors.
Market risk controls include limits on probabilistic measures of potential loss in trading positions, such as
Value-at-Risk
(VaR) and stress testing. Market risk controls are also in place to manage Interest Rate Risk in the Banking Book (IRRBB). To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios and time horizons. There has been no material change to the VaR or IRRBB measurement methodology, controls or limits from those described in our 2025 Annual Report. For further details on our approach to the management of market risk, refer to the Market risk section of our 2025 Annual Report.

Royal Bank of Canada
  First Quarter 2026

Market risk measures – FVTPL positions
VaR and Trading VaR
The following table presents our Market risk VaR and Trading VaR figures:

	January 31, 2026				October 31, 2025		January 31, 2025
		For the three months ended				For the three months ended		For the three months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	As at	Average
Equity	$12	$16	$25	$11	$17	$16	$13	$15
Foreign exchange	7	5	9	2	5	6	6	4
Commodities	10	11	15	7	8	7	7	7
Interest rate (1)	25	27	32	21	33	24	22	23
Credit specific (2)	5	6	6	5	5	6	8	8
Diversification (3)	(39)	(37)	n.m.	n.m.	(38)	(36)	(33)	(32)
Trading VaR	$20	$28	$34	$20	$30	$23	$23	$25
Total VaR	$26	$42	$56	$26	$40	$36	$26	$32

(1)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)	Credit specific risk captures issuer-specific credit spread volatility.
(3)	Trading VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
n.m.	not meaningful
Q1 2026 vs. Q1 2025
Average Trading VaR of $28 million increased $3 million from a year ago, primarily driven by exposure changes in our commodities and fixed income portfolios.
Average total VaR of $42 million increased $10 million, primarily driven by exposure changes in our commodities, fixed income and equity portfolios.
Q1 2026 vs. Q4 2025
Average Trading VaR of $28 million increased $5 million from last quarter, primarily driven by exposure changes in our commodities and fixed income portfolios.
Average total VaR of $42 million increased $6 million, primarily driven by exposure changes in our commodities, fixed income and equity portfolios.
The following chart displays a bar graph of our daily trading profit and loss and a line graph of our daily market risk VaR. We incurred no net trading losses in the three months ended January 31, 2026 and October 31, 2025.

(1)	Trading revenue (teb) in the chart above excludes the impact of loan underwriting commitments.
Market risk measures for assets and liabilities of RBC Insurance
®
We offer a range of insurance products to clients and hold investments to meet future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets measured at FVTPL. Consequently, changes in the fair values of these assets are largely offset by changes in the discount rates used in the measurement of insurance and reinsurance contract assets and liabilities, and the impacts of both are reflected in Insurance investment result in the Consolidated Statements of Income. As at January 31, 2026, we held assets in support of $22 billion of insurance contract liabilities net of insurance contract assets and reinsurance contracts held balances (October 31, 2025 – $22 billion).

Royal Bank of Canada
  First Quarter 2026   27

Market risk measures – IRRBB sensitivities
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected EVE and
12-month
NII, assuming no subsequent hedging. Interest rate risk measures are based on current on-
and
off-balance
sheet positions which can change over time in response to business activity and management actions.

	January 31 2026						October 31 2025		January 31 2025
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact (2)	U.S. dollar and other impact (2)	Total	Canadian dollar impact (2)	U.S. dollar and other impact (2)	Total	EVE risk	NII risk (1)	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates	$(2,134)	$(507)	$(2,641)	$153	$62	$215	$(2,648)	$197	$(2,107)	$503
100 bps decrease in rates	1,984	(2)	1,982	(244)	(153)	(397)	1,932	(373)	1,644	(589)

(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
(2)
Effective the third quarter of 2025, EVE and NII risk for currencies other than the Canadian and U.S. dollar are presented within the U.S. dollar and other impact category. Previously, the impact of other currencies was presented in the Canadian dollar impact category.

As at January 31, 2026, an immediate and sustained
-100
bps shock would have had a negative impact to our NII of $397 million, up from $373 million last quarter. An immediate and sustained +100 bps shock as at January 31, 2026 would have had a negative impact to the bank’s EVE of $2,641 million, down from $2,648 million last quarter. Quarter-over-quarter EVE sensitivity remained relatively stable, while the quarter-over-quarter change in NII sensitivity reflects growth in low cost deposits. During the first quarter of 2026, NII and EVE risks remained within approved limits.
Linkage of market risk to selected balance sheet items
The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading
market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at January 31, 2026
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$46,226	$–	$46,226	Interest rate
Interest-bearing deposits with banks	53,073	–	53,073	Interest rate
Securities
Trading	229,840	198,098	31,742	Interest rate, credit spread
Investment, net of applicable allowance	359,126	–	359,126	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	279,800	229,322	50,478	Interest rate
Loans
Retail	655,434	14	655,420	Interest rate
Wholesale	406,848	5,220	401,628	Interest rate
Allowance for loan losses	(7,401)	–	(7,401)	Interest rate
Other
Derivatives	170,830	165,880	4,950	Interest rate, foreign exchange
Other assets	140,478	67,133	73,345	Interest rate
Assets not subject to market risk (3)	8,139
Total assets	$2,342,393	$665,667	$1,668,587
Liabilities subject to market risk
Deposits	$1,542,216	$74,176	$1,468,040	Interest rate
Other
Obligations related to securities sold short	47,809	47,134	675	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	288,016	253,515	34,501	Interest rate
Derivatives	170,731	168,184	2,547	Interest rate, foreign exchange
Other liabilities	117,460	56,804	60,656	Interest rate
Subordinated debentures	11,875	–	11,875	Interest rate
Liabilities not subject to market risk (4)	24,428
Total liabilities	$2,202,535	$599,813	$1,578,294
Total equity	139,858
Total liabilities and equity	$2,342,393

(1)
Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.

(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.

(3)	Assets not subject to market risk primarily include insurance-related assets.
(4)	Liabilities not subject to market risk primarily include insurance contract liabilities.

Royal Bank of Canada
  First Quarter 2026

	As at October 31, 2025
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$37,024	$–	$37,024	Interest rate
Interest-bearing deposits with banks	50,364	6	50,358	Interest rate
Securities
Trading	219,067	188,249	30,818	Interest rate, credit spread
Investment, net of applicable allowance	342,721	–	342,721	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	309,683	251,147	58,536	Interest rate
Loans
Retail	652,344	2	652,342	Interest rate
Wholesale	397,171	3,271	393,900	Interest rate
Allowance for loan losses	(7,093)	–	(7,093)	Interest rate
Other
Derivatives	177,206	171,721	5,485	Interest rate, foreign exchange
Other assets	138,647	62,521	76,126	Interest rate
Assets not subject to market risk (3)	7,872
Total assets	$2,325,006	$676,917	$1,640,217
Liabilities subject to market risk
Deposits	$1,515,616	$74,278	$1,441,338	Interest rate
Other
Obligations related to securities sold short	49,891	49,428	463	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	289,516	252,956	36,560	Interest rate
Derivatives	183,953	180,047	3,906	Interest rate, foreign exchange
Other liabilities	108,398	49,489	58,909	Interest rate
Subordinated debentures	13,961	–	13,961	Interest rate
Liabilities not subject to market risk (4)	24,520
Total liabilities	$2,185,855	$606,198	$1,555,137
Total equity	139,151
Total liabilities and equity	$2,325,006

(1)
Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.

(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.

(3)	Assets not subject to market risk primarily include insurance-related assets.
(4)	Liabilities not subject to market risk primarily include insurance contract liabilities.

Royal Bank of Canada
  First Quarter 2026   29

Liquidity and funding risk
Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance
sheet and
off-balance
sheet cash flows.
Our liquidity risk management activities are conducted in accordance with internal frameworks and policies, including the Enterprise Risk Management Framework (ERMF), the Enterprise Risk Appetite Framework (ERAF), the Enterprise Liquidity Risk Management Framework (LRMF), the Enterprise Liquidity Risk Policy and the Enterprise Pledging Policy. Collectively, our frameworks and policies establish liquidity and funding management requirements that are appropriate for the execution of our strategy and ensuring liquidity risk remains within our risk appetite. There have been no material changes to our internal frameworks and policies from those described in our 2025 Annual Report.
Liquidity reserve
Our liquidity reserve consists only of available unencumbered liquid assets. Although unused wholesale funding capacity could be another potential source of liquidity, it is excluded in the determination of the liquidity reserve.

	As at January 31, 2026
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$99,299	$–	$99,299	$2,995	$96,304
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	437,696	346,687	784,383	448,779	335,604
Other securities	178,370	183,087	361,457	209,706	151,751
Other liquid assets (2)	55,813	–	55,813	44,989	10,824
Total liquid assets	$771,178	$529,774	$1,300,952	$706,469	$594,483

	As at October 31, 2025
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$87,388	$–	$87,388	$3,195	$84,193
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	436,725	352,312	789,037	434,060	354,977
Other securities	179,279	156,840	336,119	207,703	128,416
Other liquid assets (2)	50,082	–	50,082	40,974	9,108
Total liquid assets	$753,474	$509,152	$1,262,626	$685,932	$576,694

	As at
(Millions of Canadian dollars)	January 31 2026	October 31 2025
Royal Bank of Canada	$285,939	$279,012
Foreign branches	80,597	77,977
Subsidiaries	227,947	219,705
Total unencumbered liquid assets	$594,483	$576,694

(1)
Includes marketable securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).

(2)	Encumbered liquid assets amount includes cash collateral and margin deposit amounts pledged related to over-the-counter and exchange-traded derivative transactions.
The liquidity reserve is typically most affected by routine flows of retail and commercial client banking activities, where liquid asset portfolios reflect changes in deposit and loan balances, as well as business strategies and client flows related to the activities in Capital Markets. Corporate Treasury also affects liquidity reserves through the management of funding issuances, which could result in timing differences between when debt is issued and funds are deployed into business activities.
Q1 2026 vs. Q4 2025
Total unencumbered liquid assets increased $18 billion or 3% from last quarter, mainly due to an increase in cash and deposits with banks reflecting deposit and funding growth.

Royal Bank of Canada
  First Quarter 2026

Asset encumbrance
The following table provides a summary of our
on-
and
off-balance
sheet assets, distinguishing between those that are encumbered, and those available for sale or use as collateral in secured funding transactions. As at January 31, 2026, our unencumbered assets available as collateral comprised 25% of total assets (October 31, 2025 – 24%).

	As at January 31, 2026
	Total assets			Encumbered		Unencumbered
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$99,299	$–	$99,299	$–	$2,995	$96,304	$–
Securities (4)	601,113	599,881	1,200,994	703,854	33,543	459,348	4,249
Loans, net of allowance for loan losses
Mortgage securities	53,008	–	53,008	25,638	–	27,370	–
Mortgage loans	442,676	–	442,676	70,484	–	37,260	334,932
Other loans	559,197	–	559,197	5,089	–	26,443	527,665
Derivatives	170,830	–	170,830	–	–	–	170,830
Others (5)	148,617	–	148,617	44,989	–	10,824	92,804
Total	$2,074,740	$599,881	$2,674,621	$850,054	$36,538	$657,549	$1,130,480

	As at October 31, 2025
	Total assets			Encumbered		Unencumbered
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$87,388	$–	$87,388	$–	$3,195	$84,193	$–
Securities (4)	575,466	573,672	1,149,138	670,404	33,437	441,458	3,839
Loans, net of allowance for loan losses
Mortgage securities	54,607	–	54,607	26,714	–	27,893	–
Mortgage loans	438,012	–	438,012	64,928	–	41,010	332,074
Other loans	549,803	–	549,803	5,244	–	26,496	518,063
Derivatives	177,206	–	177,206	–	–	–	177,206
Others (5)	146,519	–	146,519	40,974	–	9,108	96,437
Total	$2,029,001	$573,672	$2,602,673	$808,264	$36,632	$630,158	$1,127,619

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)
Represents assets that are immediately available for use as collateral, including National Housing Act Mortgage-Backed Securities (NHA MBS), our unencumbered mortgage loans that qualify as eligible collateral at Federal Home Loan Banks (FHLB), as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the Federal Reserve Bank of New York (FRBNY).

(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
(4)
Includes bank-owned liquid assets and securities received as collateral from off-balance
sheet securities financing, derivative transactions and margin lending. Includes $34 billion (October 31, 2025 – $33 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.

(5)	The Pledged as collateral amount includes cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.
Q1 2026 vs. Q4 2025
Total unencumbered assets available as collateral increased $27 billion or 4% from last quarter, primarily due to an increase in securities and cash and deposits with banks.
Funding
Funding strategy
Maintaining a diversified funding base is a key strategy for managing our liquidity risk profile.
Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal as well as the stable portion of our commercial and institutional deposits, is the foundation of our structural liquidity position.
Wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and execute when timely and appropriate.
We continuously evaluate opportunities to expand into new markets and investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency and generally reduces financing costs.
We regularly assess our funding concentration and have implemented limits on certain funding sources to support diversification of our funding base.

Royal Bank of Canada
  First Quarter 2026   31

Deposit and funding profile
As at January 31, 2026, relationship-based deposits, which are the primary source of funding for retail and commercial lending, were $1,001 billion or 53% of our total funding (October 31, 2025 – $1,009 billion or 54%). The remaining portion is comprised of short- and long-term wholesale funding.
Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.
Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at January 31, 2026, the notional value of issued and outstanding long-term debt subject to conversion under the
Bail-in
regime was $129 billion (October 31, 2025 – $127 billion).
For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.
Long-term debt issuance
We operate long-term debt issuance registered programs. Each long-term debt program allows issuances in multiple currencies. The following table summarizes our registered programs and their authorized limits by geography:

Programs by geography

Canada	U.S.	Europe
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$75 billion	• European Debt Issuance Program – US$75 billion

• Global Covered Bond Program – € 75 billion
We also raise long-term funding using Canadian Senior Notes, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).
As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product.

Long-term debt (1) – funding mix by currency of issuance

Euro
23%
U.S. dollar
43%
Other
10%
Canadian dollar
24%

Long-term debt (1) – funding mix by product

MBS/CMB (2)
6%
Covered bonds
20%
Cards
securitization
2%
Subordinated
debentures
5%
Senior unsecured
funding
67%

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year	(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds
The following table shows the composition of wholesale funding based on remaining term to maturity:
Composition of wholesale funding
(1)

	As at January 31, 2026
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,314	$177	$396	$1,043	$5,930	$–	$–	$5,930
Certificates of deposit and commercial paper (3)	11,911	27,356	33,477	53,519	126,263	–	–	126,263
Asset-backed commercial paper (4)	4,500	6,645	6,173	1,704	19,022	–	–	19,022
Senior unsecured medium-term notes (5)	1,493	6,738	17,139	22,443	47,813	29,973	57,407	135,193
Senior unsecured structured notes (6)	3,269	4,351	1,842	4,928	14,390	1,982	13,329	29,701
Mortgage securitization	–	200	542	1,374	2,116	2,125	12,120	16,361
Covered bonds/asset-backed securities (7)	–	3,227	5,150	15,773	24,150	13,679	18,519	56,348
Subordinated liabilities	–	–	–	–	–	–	11,871	11,871
Other (8)	102	3,104	4,259	116	7,581	240	23,112	30,933
Total	$25,589	$51,798	$68,978	$100,900	$247,265	$47,999	$136,358	$431,622
Of which:
– Secured	$4,572	$13,136	$16,086	$18,851	$52,645	$15,804	$35,751	$104,200
– Unsecured	21,017	38,662	52,892	82,049	194,620	32,195	100,607	327,422

Royal Bank of Canada
  First Quarter 2026

(Millions of Canadian dollars)	As at October 31, 2025
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$3,255	$311	$243	$1,014	$4,823	$–	$–	$4,823
Certificates of deposit and commercial paper (3)	15,877	20,614	38,985	38,595	114,071	–	–	114,071
Asset-backed commercial paper (4)	4,989	5,324	8,027	1,680	20,020	–	–	20,020
Senior unsecured medium-term notes (5)	2,412	4,858	8,257	22,164	37,691	29,161	63,988	130,840
Senior unsecured structured notes (6)	5,050	1,841	2,581	2,986	12,458	3,243	13,430	29,131
Mortgage securitization	–	509	200	1,202	1,911	2,479	12,249	16,639
Covered bonds/asset-backed securities (7)	–	3,257	3,233	13,136	19,626	20,277	20,010	59,913
Subordinated liabilities	–	2,103	–	–	2,103	–	11,838	13,941
Other (8)	11	60	2,876	90	3,037	256	23,181	26,474
Total	$31,594	$38,877	$64,402	$80,867	$215,740	$55,416	$144,696	$415,852
Of which:
– Secured	$4,989	$9,106	$14,264	$16,018	$44,377	$22,756	$36,883	$104,016
– Unsecured	26,605	29,771	50,138	64,849	171,363	32,660	107,813	311,836

(1)	Excludes repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Includes bearer deposit notes (unsecured).
(4)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(5)	Includes deposit notes and floating rate notes (unsecured).
(6)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(7)	Includes covered bonds collateralized with residential mortgages and securities backed by credit card receivables.
(8)
Includes tender option bonds (secured) of $5,112 million (October 31, 2025 – $4,581 million), other long-term structured deposits (unsecured) of $18,259 million (October 31, 2025 – $18,851 million), FHLB advances (secured) of $7,357 million (October 31, 2025 – $2,804 million) and wholesale guaranteed interest certificates of $205 million (October 31, 2025 – $238 million).

Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are largely dependent on maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.
The following table presents our major credit ratings:
Credit ratings
(1)

As at February 25, 2026
	Short-term debt	Legacy senior long-term debt (2)	Senior long-term debt (3)	Outlook
Moody’s ‡ (4)	P-1	Aa1	A1	stable
Standard & Poor’s ‡ (5)	A-1+	AA-	A	stable
Fitch Ratings ‡ (6)	F1+	AA	AA-	stable
DBRS ‡ (7)	R-1 (high)	AA (high)	AA	stable

(1)
Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them and are subject to revision or withdrawal at any time by the rating organization.

(2)	Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3)	Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4)	On October 9, 2025, Moody’s announced completion of a periodic review of our ratings. There were no changes to our ratings.
(5)	On December 10, 2025, Standard & Poor’s performed an annual review of our ratings. There were no changes to our ratings.
(6)	On June 3, 2025, Fitch Ratings affirmed our ratings with a stable outlook.
(7)	On May 9, 2025, DBRS affirmed our ratings with a stable outlook.
Additional contractual obligations for rating downgrades
We are required to deliver collateral to certain counterparties in the event of a downgrade from our current credit rating. The following table shows the additional collateral obligations required at the reporting date in the event of a one-,
two-
or three-notch downgrade. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically due to several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market.
There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

	As at
	January 31 2026			October 31 2025
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$294	$109	$209	$275	$137	$209
Other contractual funding or margin requirements (1)	45	19	508	41	55	188

(1)	Includes Guaranteed Investment Certificates (GICs) issued by our municipal markets business out of New York.

Royal Bank of Canada
  First Quarter 2026   33

Liquidity Coverage Ratio (LCR)
The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a
30-day
acute stress scenario. The Basel Committee on Banking Supervision (BCBS) and OSFI regulatory minimum coverage requirement for LCR is 100%.
The LCR is calculated using the standard OSFI-prescribed reporting template and disclosed as the average of daily LCR positions during the quarter.
Liquidity coverage ratio common disclosure template
(1)

	For the three months ended
	January 31 2026
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$468,324
Cash outflows
Retail deposits and deposits from small business customers, of which:	$417,179	$41,057
Stable deposits (3)	136,532	4,096
Less stable deposits	280,647	36,961
Unsecured wholesale funding, of which:	545,036	259,217
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	191,339	45,181
Non-operational deposits	331,915	192,254
Unsecured debt	21,782	21,782
Secured wholesale funding		63,037
Additional requirements, of which:	461,680	99,910
Outflows related to derivative exposures and other collateral requirements	96,595	28,691
Outflows related to loss of funding on debt products	11,395	11,395
Credit and liquidity facilities	353,690	59,824
Other contractual funding obligations (5)	25,696	25,696
Other contingent funding obligations (6)	979,820	17,335
Total cash outflows		$506,252
Cash inflows
Secured lending (e.g., reverse repos)	$426,068	$81,191
Inflows from fully performing exposures	24,128	10,517
Other cash inflows	36,967	36,967
Total cash inflows		$128,675
		Total adjusted value
Total HQLA		$468,324
Total net cash outflows		377,577
Liquidity coverage ratio		124%

	October 31 2025
(Millions of Canadian dollars, except percentage amounts)		Total adjusted value
Total HQLA		$458,576
Total net cash outflows		361,519
Liquidity coverage ratio		127%

(1)
The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended January 31, 2026 is calculated as an average of 61 daily positions.

(2)
With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.

(3)
As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4)
Operational deposits from customers other than retail and small and medium-sized
enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).
We manage our LCR position within a target range that reflects our liquidity risk tolerance, business mix, asset composition and funding capabilities. The range is subject to periodic review, considering changes to internal requirements and external developments.
We maintain HQLA in major currencies with dependable market depth and breadth. Our treasury management practices are designed to ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 86% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational and non-financial entities.

Royal Bank of Canada
  First Quarter 2026

The LCR captures cash flows from
on-
and
off-balance
sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Net cash outflows for demand and term deposits are calculated using the prescribed withdrawal factors, differentiated by client type (wholesale, retail and small- and medium-sized
enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. These are offset by inflows from performing loans, securities lending activities and other non-HQLA
assets.
The LCR does not reflect any market funding capacity that we believe would be available in a stress situation and all maturing wholesale debt is assigned 100% outflow in the LCR calculation.
Q1 2026 vs. Q4 2025
The average LCR for the quarter ended January 31, 2026 was 124%, which translates into a surplus of approximately $91 billion, compared to 127% and a surplus of approximately $97 billion in the prior quarter. Average LCR decreased from the prior quarter, primarily due to growth in securities and loans, partially offset by an increase in deposits and funding.
Net Stable Funding Ratio (NSFR)
NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI LAR regulatory minimum coverage level for NSFR is 100%.
Available stable funding (ASF) is defined as the portion of capital and liabilities expected to be reliable over the time horizon considered by the NSFR. Required stable funding (RSF) is a function of the liquidity characteristics and residual maturities of various bank assets and off-balance
sheet exposures.
OSFI requires Canadian Domestic Systemically Important Banks
(D-SIBs)
to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI’s LAR guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Royal Bank of Canada
  First Quarter 2026   35

Net Stable Funding Ratio common disclosure template
(1)

	As at January 31, 2026
	Unweighted value by residual maturity (2)				Weighted value
(Millions of Canadian dollars, except percentage amounts)	No maturity	< 6 months	6 months to < 1 year	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$141,048	$–	$–	$12,183	$153,231
Regulatory Capital	141,048	–	–	12,183	153,231
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	351,089	122,678	56,068	67,789	546,157
Stable deposits (3)	107,149	53,273	27,123	30,189	208,357
Less stable deposits	243,940	69,405	28,945	37,600	337,800
Wholesale funding:	383,784	496,607	125,887	156,017	436,695
Operational deposits (4)	198,792	–	–	–	99,396
Other wholesale funding	184,992	496,607	125,887	156,017	337,299
Liabilities with matching interdependent assets (5)	–	1,318	2,380	21,210	–
Other liabilities:	56,559	324,580			22,392
NSFR derivative liabilities		53,662
All other liabilities and equity not included in the above categories	56,559	248,259	532	22,127	22,392
Total ASF					$1,158,475
Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)					$48,553
Deposits held at other financial institutions for operational purposes	–	2,410	–	–	1,205
Performing loans and securities:	317,061	297,083	137,300	559,508	837,928
Performing loans to financial institutions secured by Level 1 HQLA	157	82,263	13,777	38	12,100
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	10,987	94,251	31,146	33,889	72,587
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	208,418	57,829	38,528	181,234	376,345
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	17,372	11,292
Performing residential mortgages, of which:	40,934	58,611	52,237	318,243	303,966
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	36,091	58,557	52,193	303,633	287,382
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	56,565	4,129	1,612	26,104	72,930
Assets with matching interdependent liabilities (5)	–	1,318	2,380	21,210	–
Other assets:	10,824	459,013			119,204
Physical traded commodities, including gold	10,824				9,200
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs to default funds of CCPs		29,969			25,473
NSFR derivative assets		54,066			404
NSFR derivative liabilities before deduction of variation margin posted		99,692			4,985
All other assets not included in the above categories	–	198,035	45	77,206	79,142

Off-balance sheet items		1,017,759			38,936
Total RSF					$1,045,826
Net Stable Funding Ratio (%)					111%

	As at October 31, 2025
(Millions of Canadian dollars, except percentage amounts)					Weighted value
Total ASF					$1,162,701
Total RSF					1,035,994
Net Stable Funding Ratio (%)					112%

(1)	The NSFR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)
Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties (CCPs), NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted and
Off-balance
sheet items.

(3)
As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4)
Operational deposits from customers other than retail and small- and medium-sized
enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5)
Interdependent assets and liabilities represent NHA MBS liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Royal Bank of Canada
  First Quarter 2026

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital and long-term wholesale liabilities. Required stable funding is driven mainly by the bank’s mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. The NSFR does not reflect any unused market funding capacity that we believe would be available.
Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.
Q1 2026 vs. Q4 2025
The NSFR as at January 31, 2026 was 111%, which translates into a surplus of approximately $113 billion, compared to 112% and a surplus of approximately $127 billion in the prior quarter. NSFR decreased compared to the previous quarter, primarily due to loan growth.
Contractual maturities of financial assets, financial liabilities and off-balance
sheet items
The following tables provide remaining contractual maturity profiles of all our assets, liabilities and off-balance
sheet items at their carrying value (e.g., amortized cost or fair value) and maturity profiles of assets and liabilities of insurance contracts and reinsurance contracts held at their carrying value based on the estimated timing of when the settlement of the amounts are expected to occur at the balance sheet date.
Off-balance
sheet items are allocated based on the expiry date of the contract.
Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement and internal liquidity section within the Liquidity and funding risk section of our 2025 Annual Report.

	As at January 31, 2026
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$96,558	$21	$–	$–	$6	$–	$–	$–	$2,714	$99,299
Securities
Trading (1)	99,547	2,274	2,176	824	179	156	543	14,244	109,897	229,840
Investment, net of applicable allowance	8,899	10,837	9,940	17,590	15,409	95,263	86,640	112,926	1,622	359,126
Assets purchased under reverse repurchase agreements and securities borrowed (2)	116,584	65,919	38,030	21,421	19,828	39	29	–	17,950	279,800
Loans, net of applicable allowance	25,520	33,942	60,705	53,835	51,832	288,391	321,519	86,933	132,204	1,054,881
Other
Derivatives	16,097	26,170	14,243	9,280	12,775	18,151	34,356	39,758	–	170,830
Other financial assets	61,657	5,778	2,576	1,213	515	450	215	4,689	5,231	82,324
Total financial assets	424,862	144,941	127,670	104,163	100,544	402,450	443,302	258,550	269,618	2,276,100
Other non-financial assets	746	604	3,011	629	569	2,466	4,423	6,264	47,581	66,293
Total assets	$425,608	$145,545	$130,681	$104,792	$101,113	$404,916	$447,725	$264,814	$317,199	$2,342,393
Liabilities and equity
Deposits (3)
Unsecured borrowing	$140,049	$89,355	$99,460	$78,214	$93,217	$60,610	$87,557	$57,276	$732,068	$1,437,806
Secured borrowing	4,777	7,784	8,294	4,575	2,120	4,018	11,871	10,867	–	54,306
Covered bonds	–	3,222	5,145	6,374	7,130	13,493	12,296	2,444	–	50,104
Other
Obligations related to securities sold short	40,869	648	2,576	1,552	1,794	370	–	–	–	47,809
Obligations related to assets sold under repurchase agreements and securities loaned (2)	125,697	72,421	49,478	14,198	3,540	2,326	–	–	20,356	288,016
Derivatives	18,120	25,921	13,371	10,447	12,537	19,798	32,218	38,319	–	170,731
Other financial liabilities	54,222	5,755	6,605	1,495	1,426	806	1,727	21,192	2,788	96,016
Subordinated debentures	–	–	–	–	–	–	–	11,875	–	11,875
Total financial liabilities	383,734	205,106	184,929	116,855	121,764	101,421	145,669	141,973	755,212	2,156,663
Other non-financial liabilities	1,627	1,200	281	205	3,107	1,825	1,789	23,676	12,162	45,872
Equity	–	–	–	–	–	–	–	–	139,858	139,858
Total liabilities and equity	$385,361	$206,306	$185,210	$117,060	$124,871	$103,246	$147,458	$165,649	$907,232	$2,342,393
Off-balance sheet items
Financial guarantees	$1,172	$3,179	$4,307	$4,224	$6,010	$1,933	$5,897	$2,848	$55	$29,625
Commitments to extend credit	3,856	12,200	17,012	16,370	24,091	71,210	242,298	30,188	5,503	422,728
Other credit-related commitments	87,609	1,675	3,481	2,736	2,805	808	701	248	85,671	185,734
Other commitments	5	8	13	14	14	52	139	168	988	1,401
Total off-balance sheet items	$92,642	$17,062	$24,813	$23,344	$32,920	$74,003	$249,035	$33,452	$92,217	$639,488

(1)
With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.

(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.
(3)
A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Royal Bank of Canada
  First Quarter 2026   37

	As at October 31, 2025
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$84,814	$17	$–	$–	$6	$–	$–	$–	$2,551	$87,388
Securities
Trading (1)	100,479	905	1,362	1,395	849	220	455	14,329	99,073	219,067
Investment, net of applicable allowance	4,740	8,258	17,570	12,021	20,806	82,377	85,610	109,883	1,456	342,721
Assets purchased under reverse repurchase agreements and securities borrowed (2)	138,208	57,226	45,999	20,873	22,499	51	–	–	24,827	309,683
Loans, net of applicable allowance	22,203	34,947	49,746	66,956	55,741	297,199	302,691	83,739	129,200	1,042,422
Other
Derivatives	13,116	26,962	15,562	10,433	7,553	19,937	36,149	47,494	–	177,206
Other financial assets	52,621	5,568	2,636	769	766	452	148	4,582	5,327	72,869
Total financial assets	416,181	133,883	132,875	112,447	108,220	400,236	425,053	260,027	262,434	2,251,356
Other non-financial assets	4,137	2,055	2,568	364	1,436	2,661	4,479	6,413	49,537	73,650
Total assets	$420,318	$135,938	$135,443	$112,811	$109,656	$402,897	$429,532	$266,440	$311,971	$2,325,006
Liabilities and equity
Deposits (3)
Unsecured borrowing	$106,190	$80,883	$105,974	$83,764	$71,428	$61,413	$91,338	$54,701	$750,271	$1,405,962
Secured borrowing	5,217	7,526	9,546	2,938	2,949	6,814	12,108	9,099	–	56,197
Covered bonds	–	3,259	3,214	5,088	6,416	19,323	11,929	4,228	–	53,457
Other
Obligations related to securities sold short	43,223	1,234	834	2,593	1,357	650	–	–	–	49,891
Obligations related to assets sold under repurchase agreements and securities loaned (2)	166,329	71,225	16,610	6,446	4,214	1,672	–	–	23,020	289,516
Derivatives	13,292	28,955	17,532	11,248	8,664	20,821	36,809	46,632	–	183,953
Other financial liabilities	46,292	3,296	5,329	1,406	1,449	929	2,105	21,337	2,418	84,561
Subordinated debentures	–	2,091	–	–	–	–	–	11,870	–	13,961
Total financial liabilities	380,543	198,469	159,039	113,483	96,477	111,622	154,289	147,867	775,709	2,137,498
Other non-financial liabilities	1,426	6,513	435	239	223	2,261	1,860	23,506	11,894	48,357
Equity	–	–	–	–	–	–	–	–	139,151	139,151
Total liabilities and equity	$381,969	$204,982	$159,474	$113,722	$96,700	$113,883	$156,149	$171,373	$926,754	$2,325,006
Off-balance sheet items
Financial guarantees	$1,125	$2,829	$4,578	$4,545	$4,543	$2,562	$6,055	$2,662	$29	$28,928
Commitments to extend credit	5,744	10,299	17,664	18,365	22,554	70,723	239,678	30,846	4,050	419,923
Other credit-related commitments	82,651	1,751	2,287	3,360	2,673	880	715	125	86,828	181,270
Other commitments	6	10	17	17	18	63	162	213	687	1,193
Total off-balance sheet items	$89,526	$14,889	$24,546	$26,287	$29,788	$74,228	$246,610	$33,846	$91,594	$631,314

(1)
With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.

(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.
(3)
A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Capital management
We continue to manage our capital in accordance with our Capital Management Framework as described in our 2025 Annual Report. In addition, we continue to monitor for new regulatory capital developments, including OSFI guidance, in order to comply with these requirements as disclosed in the Capital management section in our 2025 Annual Report, and as updated below.
OSFI expects Canadian banks to meet the Basel III targets for CET1, Tier 1 and Total capital ratios as per CAR guidelines. Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the Internal Ratings Based (IRB) Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We apply the IRB approach to credit risk to determine minimum regulatory capital requirements for the majority of our portfolios. Certain credit risk portfolios are subject to the SA, primarily in Wealth Management including our City National wholesale portfolio, our Caribbean Banking operations and certain non-mortgage
retail portfolios. For consolidated regulatory reporting of market risk capital and operational risk capital, we use the revised SA based on OSFI requirements.
The Financial Stability Board (FSB) has
re-designated
us as a Global Systemically Important Bank
(G-SIB).
This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the
D-SIB
requirement. In addition to the Basel III targets, OSFI established a Domestic Stability Buffer (DSB) applicable to all Canadian
D-SIBs
to further ensure the financial stability of the Canadian financial system. The current OSFI requirement for the DSB is set at 3.5% of total RWA as reaffirmed by OSFI on December 18, 2025.
Under OSFI’s Total Loss Absorbing Capacity (TLAC) guideline,
D-SIBs
are required to maintain a risk-based TLAC ratio which builds on the risk-based capital ratios described in the CAR guideline, and a TLAC leverage ratio which builds on the leverage ratio described in OSFI’s LR guideline. The TLAC requirement is intended to address the sufficiency of a
D-SIB’s
loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the TLAC guideline.

Royal Bank of Canada
  First Quarter 2026

Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. Our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. Effective the first quarter of 2026, we revised our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements.
For further details, refer to the Capital management section of our 2025 Annual Report.
The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI:

Basel III capital, leverage and TLAC ratios	OSFI regulatory target requirements for large banks under Basel III					Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at January 31, 2026 (4)	RBC capital, leverage and TLAC ratios as at January 31, 2026
	Minimum	Capital Buffers	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (1)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (1), (2)

CET1	4.5%	2.6%	7.1%	1.0%	8.1%	3.5%	11.6%	13.7%
Tier 1 capital	6.0%	2.6%	8.6%	1.0%	9.6%	3.5%	13.1%	15.2%
Total capital	8.0%	2.6%	10.6%	1.0%	11.6%	3.5%	15.1%	16.8%
Leverage ratio	3.0%	n.a.	3.0%	0.5%	3.5%	n.a.	3.5%	4.4%
TLAC ratio	21.6%	n.a.	21.6%	n.a.	21.6%	3.5%	25.1%	30.9%
TLAC leverage ratio	7.25%	n.a.	7.25%	n.a.	7.25%	n.a.	7.25%	9.0%

(1)
A capital surcharge, equal to the higher of our
D-SIB
surcharge and the BCBS’s
G-SIB
surcharge, is applicable to risk-weighted capital. For leverage ratio, only 50% of our
D-SIB
surcharge for capital is the required surcharge.

(2)
The capital buffers include the capital conservation buffer of 2.5% and the countercyclical capital buffer (CCyB) as prescribed by OSFI. The CCyB, calculated in accordance with OSFI’s CAR guidelines, was 0.07% as at January 31, 2026 (October 31, 2025 – 0.06%; January 31, 2025 – 0.09%).

(3)	The DSB can range from 0% to 4% of total RWA and is currently set at 3.5%.
(4)	Minimum target requirements reflect CCyB requirements as at January 31, 2026 which are subject to change based on exposures held at the reporting date.
n.a.	not applicable
The following table provides details on our regulatory capital, TLAC available, RWA, and on ratios for capital, leverage and TLAC. Our capital position remains strong and our capital, leverage and TLAC ratios remain well above OSFI regulatory targets.

	As at
(Millions of Canadian dollars, except percentage amounts)	January 31 2026	October 31 2025	January 31 2025
Capital (1)
CET1 capital	$100,415	$98,748	$93,321
Tier 1 capital	111,549	110,393	103,718
Total capital	123,732	122,399	115,914
RWA used in calculation of capital ratios (1)
Credit risk	$593,247	$590,306	$579,866
Market risk	40,498	41,506	36,530
Operational risk	100,948	98,413	92,545
Total RWA	$734,693	$730,225	$708,941
Capital ratios and Leverage ratio (1)
CET1 ratio	13.7%	13.5%	13.2%
Tier 1 capital ratio	15.2%	15.1%	14.6%
Total capital ratio	16.8%	16.8%	16.4%
Leverage ratio	4.4%	4.4%	4.4%
Leverage ratio exposure	$2,516,801	$2,491,090	$2,367,402
TLAC available and ratios (2)
TLAC available	$227,152	$230,385	$211,585
TLAC ratio	30.9%	31.5%	29.8%
TLAC leverage ratio	9.0%	9.2%	8.9%

(1)	Capital, RWA and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s LR guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.
(2)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using TLAC available as a percentage of total RWA and leverage exposure, respectively.

Royal Bank of Canada
  First Quarter 2026   39

Q1 2026 vs. Q4 2025

(1)	Represents rounded figures.
(2)
Represents net internal capital generation of $3.4 billion or 46 bps consisting of net income available to shareholders less common and preferred share dividends and distributions on other equity instruments.

(3)	Excludes the impact of items in Other.
(4)	Includes regulatory and model updates (5 bps), fair value OCI adjustments (5 bps), the impact of foreign exchange translation and other movements.
Our CET1 ratio of 13.7% was up 20 bps from last quarter, reflecting net internal capital generation, regulatory and model updates, as well as a favourable impact from fair value OCI adjustments, partially offset by business-driven RWA growth and share repurchases.
Total RWA increased by $4 billion, mainly due to business growth and net credit migration, partially offset by foreign exchange translation, as well as regulatory and model updates. Business growth primarily reflects higher wholesale and personal lending, operational risk from higher revenues and trading-related activities. In our CET1 ratio, the impact of foreign exchange translation on RWA is largely mitigated with economic hedges.
Our Tier 1 capital ratio of 15.2% was up 10 bps, mainly reflecting the factors noted under the CET1 ratio, partially offset by net redemption of Additional Tier 1 instruments.
Our Total capital ratio of 16.8% was unchanged, mainly reflecting the factors noted under the Tier 1 capital ratio.
Our Leverage ratio of 4.4% was unchanged from last quarter, reflecting net internal capital generation that was offset by growth in leverage exposures, share repurchases and net redemption of Additional Tier 1 instruments.
Total leverage exposures increased by $26 billion, mainly due to business growth, partially offset by foreign exchange translation. Business growth primarily reflects higher securities, loans, due from banks and undrawn commitments, partially offset by lower repo-style transactions.
Our TLAC ratio of 30.9% was down 60 bps, reflecting an unfavourable impact from a net decrease in eligible external TLAC instruments, as well as the factors noted above under the Total capital ratio.
Our TLAC leverage ratio of 9.0% was down 20 bps, reflecting an unfavourable impact from a net decrease in eligible external TLAC instruments, as well as the factors noted above under the Leverage ratio.
External TLAC instruments include long-term debt subject to conversion under the
Bail-in
regime. For further details, refer to Deposit and funding profile in the Liquidity and funding risk section.

Royal Bank of Canada
  First Quarter 2026

Selected capital management activity
The following table provides our selected capital management activity:

	For the three months ended January 31, 2026
(Millions of Canadian dollars, except number of shares)	Transaction date	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		404	$44
Purchased for cancellation (2)		(4,225)	(63)
Redemption of preferred shares Series BF (2), (3)	November 24, 2025	(12,000)	(300)
Redemption of preferred shares Series BH (2), (3)	December 8, 2025	(6,000)	(150)
Redemption of preferred shares Series BI (2), (3)	December 8, 2025	(6,000)	(150)
Redemption of LRCN Series 2 (2), (3), (4)	January 24, 2026	(1,250)	(1,250)
Issuance of LRCN Series 8 (2), (3), (4)	January 30, 2026	1,000	1,361
Tier 2 capital
Maturity of January 27, 2026 subordinated debentures (2), (3)	January 27, 2026	(1,500)	(2,035)

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	For further details, refer to Note 9 of our Condensed Financial Statements.
(3)	Non-Viability Contingent Capital (NVCC) instruments.
(4)	For each limited recourse capital notes (LRCN) series, the number of shares represents the number of notes issued.
On June 10, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 35 million of our common shares, commencing on June 12, 2025 and continuing until June 11, 2026, or such earlier date as we complete the repurchase of all shares permitted under the bid. Since the inception of this NCIB, the total number of common shares repurchased and cancelled was approximately 11,396 thousand, at a cost of approximately $2,358 million.
For the three months ended January 31, 2026, the total number of common shares repurchased and cancelled under our NCIB program was approximately 4,225 thousand. The total cost of the shares repurchased was $960 million.
We determine the amount and timing of purchases under the NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is the prevailing market price at the time of acquisition.
On November 24, 2025, we redeemed all 12 million of our issued and outstanding
Non-Cumulative
5-Year
Rate Reset First Preferred Shares Series BF at a price of $25 per share.
On December 8, 2025, we redeemed all 6 million of our issued and outstanding
Non-Cumulative
Fixed Rate First Preferred Shares Series BH and all 6 million of our issued and outstanding
Non-Cumulative
Fixed Rate First Preferred Shares Series BI at a price of $25 per share.
On January 24, 2026, we redeemed all 1.25 million of our issued and outstanding
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BR (Series BR) at a price of $1,000 per share. As a result of the redemption of Series BR, we automatically redeemed all $1,250 million of our outstanding NVCC 4.00% LRCN Series 2 on the same date for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
On January 27, 2026, all US$1,500 million of our outstanding NVCC 4.65% subordinated debentures matured. The principal amount plus accrued interest were paid to noteholders on the maturity date.
On January 30, 2026, we issued US$1,000 million of LRCN Series 8 at a price of US$1,000 per note. The LRCN Series 8 bear interest at a fixed rate of 6.50% per annum until May 24, 2033. Thereafter, the interest rate on the LRCN Series 8 will reset every five years at a rate per annum equal to the prevailing
5-Year
U.S. Treasury Rate plus 2.45% until their maturity on May 24, 2086.

Royal Bank of Canada
  First Quarter 2026   41

Selected share data
(1)

	As at January 31, 2026
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,396,814	$20,844	$1.64
Treasury shares – common shares (2)	(39)	(8)
Common shares outstanding	1,396,775	$20,836
Stock options and awards
Outstanding	7,845
Exercisable	4,134
First preferred shares issued
Non-cumulative Series BO (3), (4)	14,000	350	0.37
Non-cumulative Series BT (3), (4), (5)	750	750	4.20%
Non-cumulative Series BU (3), (4), (5)	750	750	7.41%
Non-cumulative Series BW (3), (4), (5)	600	600	6.70%
Other equity instruments issued
LRCN Series 3 (3), (4), (6), (7)	1,000	1,000	3.65%
LRCN Series 4 (3), (4), (6), (7)	1,000	1,370	7.50%
LRCN Series 5 (3), (4), (6), (7)	1,000	1,396	6.35%
LRCN Series 6 (3), (4), (6), (7)	1,250	1,708	6.75%
LRCN Series 7 (3), (4), (6), (7)	1,350	1,869	6.50%
LRCN Series 8 (3), (4), (6), (7)	1,000	1,361	6.50%
Preferred shares and other equity instruments issued	22,700	11,154
Treasury instruments – preferred shares and other equity instruments (2)	(284)	(23)
Preferred shares and other equity instruments outstanding	22,416	$11,131
Dividends on common shares		$2,292
Dividends on preferred shares and distributions on other equity instruments (8)		141

(1)	For further details about our capital management activity, refer to Note 9 of our Condensed Financial Statements.
(2)	Positive amounts represent a short position and negative amounts represent a long position.
(3)	Dividend rate will reset every five years.
(4)	NVCC instruments.
(5)	The dividends declared per share represent the per annum dividend rate applicable to the shares issued as at the reporting date.
(6)
For each LRCN series, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.

(7)
In connection with the issuance of LRCN Series 3, 4, 5, 6, 7 and 8, we issued a certain number of
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares, Series BS, BV, BX, BY, BZ and CA, respectively, to a consolidated trust to be held as trust assets. For further details, refer to Note 9 of our Condensed Financial Statements and Note 19 of our audited 2025 Annual Consolidated Financial Statements.

(8)	Excludes distributions to non-controlling interests.
As at February 20, 2026, the number of outstanding common shares was 1,396,609,840, including the treasury shares net short position of 81,626, and the number of stock options and awards was 7,831,036.
NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable
or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at January 31, 2026, which were the preferred shares Series BO, BT, BU, BW, LRCN Series 3, LRCN Series 4, LRCN Series 5, LRCN Series 6, LRCN Series 7, LRCN Series 8 and subordinated debentures due on January 28, 2033, November 3, 2031, May 3, 2032, February 1, 2033, April 3, 2034, August 8, 2034, February 4, 2035, July 3, 2035 and July 17, 2035 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares at the time of the trigger event
(10-day
volume weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of approximately 5.8 billion common shares, in aggregate, which would represent a dilution impact of 80.5% based on the number of common shares outstanding as at January 31, 2026.

Royal Bank of Canada
  First Quarter 2026

Global systemically important banks
(G-SIBs)
13 assessment indicators
(1)
The BCBS and FSB use 13 indicators in the assessment methodology for determining the systemic importance of large global banks. As noted previously, we are designated as a
G-SIB.
The following table provides the 13 indicators used in the
G-SIB
assessment methodology:

(Millions of Canadian dollars)	October 31 2025	October 31 2024
Cross-jurisdictional activity (2)
Cross-jurisdictional claims	$1,304,223	$1,023,919
Cross-jurisdictional liabilities	1,010,300	794,662
Size
Total exposures as defined for use in the Basel III leverage ratio (3)	2,535,597	2,387,168
Interconnectedness (4)
Intra-financial system assets	249,011	198,763
Intra-financial system liabilities	170,957	160,819
Securities outstanding	689,979	579,357
Substitutability/financial institution infrastructure (5)
Payment activity	58,218,018	48,863,795
Assets under custody	5,086,121	4,482,490
Underwritten transactions in debt and equity markets	312,297	288,311
Trading volume
Fixed income	10,790,746	9,494,080
Equities and other securities	8,177,048	6,856,367
Complexity (6)
Notional amount of over-the-counter derivatives	40,446,167	34,254,579
Trading and investment securities	103,615	94,511
Level 3 assets	5,380	5,404

(1)	The
G-SIBs
indicators are prepared based on the methodology prescribed in BCBS updated guidelines published in July 2018 and are disclosed in accordance with OSFI’s Global Systemically Important Banks – Public Disclosure Requirements Advisory. The indicators are based on the regulatory scope of consolidation, which excludes RBC Insurance subsidiaries, unless otherwise specified by the assessment methodology. For our 2025 standalone
G-SIB
disclosure, please refer to our Regulatory Disclosures at rbc.com/investorrelations.
(2)	Represents a bank’s level of interaction outside its domestic jurisdiction.
(3)	Represents the total leverage exposures under the BCBS G-SIB methodology, which slightly differs from the OSFI-prescribed rules for leverage exposures.
(4)	Represents transactions with other financial institutions.
(5)	Represents the extent to which the bank’s services could be substituted by other institutions.
(6)	Includes the level of complexity and volume of a bank’s trading activities represented through derivatives, trading securities, investment securities and level 3 assets.
2025 vs. 2024
During 2025, notional amounts of over-the-counter derivatives increased primarily due to higher trading activity in interest rate and foreign exchange contracts. Assets under custody increased primarily due to market appreciation. Total leverage exposures based on the G-SIB methodology increased by $148 billion, driven by growth in securities, loans and undrawn commitments, partially offset by lower repo-style transactions and due from banks. Other movements primarily reflect normal course of business activity.

Royal Bank of Canada
  First Quarter 2026   43

Accounting and control matters

Summary of accounting policies and estimates
Our Condensed Financial Statements are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. Our material accounting policies are described in Note 2 of our audited 2025 Annual Consolidated Financial Statements.
Future changes in accounting policies and disclosures
Future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2025 Annual Consolidated Financial Statements.

Controls and procedures
Disclosure controls and procedures
As of January 31, 2026, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2026.
Internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended January 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions
In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related
parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee
directors, executives and certain other key employees. For further information, refer to Notes 12 and 25 of our audited 2025 Annual Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2026

Glossary

Adjusted results
For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
•	Adjusted effective income tax rate – calculated as effective income tax rate excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income before income taxes – calculated as income before income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income taxes – calculated as income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted net income – calculated as net income excluding the impact of specified items and amortization of acquisition-related intangibles.
•
Adjusted net income available to common shareholders
– calculated as net income available to common shareholders excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted non-interest expense – calculated as non-interest expense excluding the impact of specified items and amortization of acquisition-related intangibles.
Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Allowance for credit losses (ACL)
The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.
ACL on loans ratio
ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.
Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.
Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.
Attributed capital
Attributed capital to our business segments is based on the Basel III regulatory capital and leverage requirements other than for our insurance segment for which we attribute capital based only on economic capital.
Auction rate securities (ARS)
Debt securities whose interest rates are regularly reset through an auction process.
Average earning assets, net
Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.
Basis point (bp)
One
one-hundredth
of a percentage point (.01%).
Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.
Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.
Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, acceptances and other on-balance
sheet financing, or through
off-balance
sheet products such as guarantees and letters of credit.
Common Equity Tier 1 (CET1) capital
A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items. The CET1 capital is calculated in accordance with OSFI’s CAR guideline. For more details, refer to the Capital management section.
Common Equity Tier 1 capital ratio
A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets. The CET1 ratio is calculated in accordance with OSFI’s CAR guideline.
Contractual service margin (CSM)
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance.
Covered bonds
Full recourse
on-balance
sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.
Credit default swaps (CDS)
A derivative contract that provides the purchaser with a
one-time
payment should the referenced entity/entities default (or a similar triggering event occur).
Derivative
A contract with the following characteristics: (a) its value changes in response to the change in an underlying (e.g., price of a financial instrument, index or financial rate); (b) it requires no initial net investment or an initial net investment that is smaller than for contracts with similar responses to changes in market factors; and (c) it is settled at a future date. Examples of derivatives include swaps, options, forward rate agreements and futures.
Dividend payout ratio
Common dividends as a percentage of net income available to common shareholders.
Dividend yield
Dividends per common share divided by the average of the high and low share price in the relevant period.
Earnings per share (EPS), basic
Calculated as net income available to common shareholders divided by the average number of shares outstanding. Adjusted EPS, basic is calculated in the same manner, using adjusted net income available to common shareholders.
Earnings per share (EPS), diluted
Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities. Adjusted EPS, diluted is calculated in the same manner, using adjusted net income available to common shareholders.
Efficiency ratio
Non-interest
expense as a percentage of total revenue. Adjusted efficiency ratio is calculated in the same manner, using adjusted non-interest
expense and total revenue.
Expected credit losses
The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.
Fair value
Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Funding valuation adjustment
Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.
Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial
undertakings.

Royal Bank of Canada
  First Quarter 2026   45

Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.
Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.
High-quality liquid assets (HQLA)
HQLA are cash or assets that can be converted into cash quickly through sales (or by being pledged as collateral) with no significant loss of value.
Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.
Insurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Insurance contracts also include reinsurance contracts issued by us to compensate another company for claims arising from underlying insurance contracts issued by that other company.
Insurance investment result
Calculated as Net investment income from the Insurance segment, Insurance finance income (expense) from insurance contracts and Reinsurance finance income (expense) from reinsurance contracts held. Net investment income primarily comprises interest and dividend income and net gains (losses) on financial instruments and derivatives relating to the Insurance segment. Insurance and reinsurance finance income (expense) represents the net effect of and changes in the time value of money and financial risks on insurance contracts and reinsurance contracts held, respectively.
Insurance service result
Calculated as Insurance revenue less Insurance service expense from insurance contracts and Net income (expense) from reinsurance contracts held. Insurance revenue represents the revenue recognized in the period as we provide insurance services for the groups of insurance contracts. Insurance service expense represents the costs incurred in providing insurance services in the period, which includes incurred claims and other directly attributable expenses, allocation of acquisition costs, changes relating to past or current services and changes in loss components of onerous groups of contracts. Net income (expense) from reinsurance contracts held represents the amounts recovered from the reinsurers less the allocation of premiums paid on reinsurance contracts held.
International Financial Reporting Standards (IFRS)
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.
Leverage ratio
A Basel III regulatory measure, the ratio divides Tier 1 capital by the leverage exposure measure. The leverage ratio is a non-risk-based
measure and is calculated in accordance with OSFI’s LR guideline.
Leverage ratio exposure
The leverage ratio exposure is calculated in accordance with OSFI’s LR guideline and is defined as the sum of total assets plus off-balance
sheet items after certain adjustments.
Liquidity Coverage Ratio (LCR)
The LCR is a Basel III standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is calculated in accordance with OSFI’s LAR guideline.
Loan-to-value
(LTV) ratio
Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.
Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.
Net interest margin (NIM) on average earning assets, net
Calculated as net interest income divided by average earning assets, net.
Net Stable Funding Ratio (NSFR)
The NSFR is a Basel III standard that requires institutions to maintain a stable funding profile defined as available amount of stable funding (ASF) in relation to the composition of their assets and off-balance
sheet activities defined as required amount of stable funding (RSF). The ratio should be at least equal to 100% on an ongoing basis. The NSFR is calculated in accordance with OSFI’s LAR guideline.
Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.
Notional amount
The contract amount used as a reference point to calculate payments for derivatives.
Off-balance
sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, sponsor member guarantees, securities lending indemnifications and indemnifications.
Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.
Operating leverage
The difference between our revenue growth rate and
non-interest
expense growth rate.
Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.
Provision for credit losses (PCL)
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.
PCL on loans ratio
PCL on loans ratio is calculated using PCL on loans as a percentage of average net loans and acceptances.
PCL on impaired loans ratio
PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.
PCL on performing loans ratio
PCL on performing loans ratio is calculated as PCL on performing loans as a percentage of average net loans and acceptances.
RBC Homeline Plan products
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.
Reinsurance contracts held
Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us and are accounted for separately from the underlying insurance contracts to which they relate.
Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Return on common equity (ROE)
Net income available to common shareholders, expressed as a percentage of average common equity. ROE is based on actual balances of average common equity before rounding. Adjusted ROE is calculated in the same manner, using adjusted net income available to common shareholders.

Royal Bank of Canada
  First Quarter 2026

Reverse repurchase agreements
These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on-
and
off-balance
sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by OSFI’s CAR guideline. For more details, refer to the Capital management section.
Securities lending
Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower’s failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash
collateral declines. The agent lender does not indemnify against the investment risk of re-investing
cash collateral which is borne by the owner.
Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.
Standardized Approach (SA) for credit risk
Risk weights prescribed by OSFI are used to calculate RWA for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of Standard & Poor’s Financial Services LLP; Moody’s Investor Service, Inc.; Fitch Ratings, Inc.; Kroll Bond Rating Agency, Inc. (KBRA‡); and DBRS Limited are used to risk-weight our Sovereign, Corporate and Bank exposures based on the CAR guideline issued by OSFI.
Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well-defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.
Taxable equivalent basis (teb)
Income from certain specified tax advantaged sources (U.S. tax credit business as well as eligible Canadian taxable corporate dividends received on or before December 31, 2023) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax
net income.
Tier 1 capital and Tier 1 capital ratio
Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling
interests in subsidiaries Tier 1 instruments. The Tier 1 capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing Tier 1 capital by risk-weighted assets.
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling
interests in subsidiaries’ Tier 2 instruments.
Total loss absorbing capacity (TLAC)
The aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments which allow conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation Act and meet all of the eligibility criteria under OSFI’s TLAC guideline.
TLAC ratio
The risk-based TLAC ratio is defined as TLAC divided by total risk-weighted assets. The TLAC ratio is calculated in accordance with OSFI’s TLAC guideline.
TLAC leverage ratio
The TLAC leverage ratio is defined as TLAC divided by the leverage ratio exposure. The TLAC leverage ratio is calculated in accordance with OSFI’s TLAC guideline.
Total capital and total capital ratio
Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing total capital by risk-weighted assets.
Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.
Unattributed capital
Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.
Value-at-Risk
(VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our financial portfolio from an adverse one-day
movement in market rates and prices.

Royal Bank of Canada
  First Quarter 2026   47

Enhanced Disclosure Task Force recommendations index
We aim to present transparent, high-quality risk disclosures by providing disclosures in our 2025 Annual Report, Q1 2026 Report to Shareholders (RTS), Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into our Q1 2026 Report to Shareholders.
The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	47	136	1
	2	Define risk terminology and measures		65-69, 133-135	–
	3	Top and emerging risks		69-72	–
	4	New regulatory ratios	37-39	110-116	–
Risk governance, risk management and business model	5	Risk management organization		65-69	–
	6	Risk culture		65-69	–
	7	Risk in the context of our business activities		120	–
	8	Stress testing		68, 83	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	38	110-116	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	*
	11	Flow statement of the movements in regulatory capital		–	19
	12	Capital strategic planning		110-116	–
	13	RWA by business segments		–	20
	14	Analysis of capital requirement, and related measurement model information		72-76	*
	15	RWA credit risk and related risk measurements		–	*
	16	Movement of RWA by risk type		–	20
	17	Basel back-testing		67, 72-74	31
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	29	90-91, 96-97	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	30, 32	92, 95	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	36-37	99-100	–
	21	Sources of funding and funding strategy	30-32	92-94	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	27-28	87-88	–
	23	Decomposition of market risk factors	25-27	83-88	–
	24	Market risk validation and back-testing		83	–
	25	Primary risk management techniques beyond reported risk measures and parameters		83-86	–
Credit risk	26	Bank’s credit risk profile	21-25	72-82, 180-187	21-31,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	60-64	127-132	*
	27	Policies for identifying impaired loans		74-76, 122, 153-155	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	23, 28
	29	Quantification of gross notional exposure for over-the-counter derivatives or exchange-traded derivatives		77	32
	30	Credit risk mitigation, including collateral held for all sources of credit risk		75-76	*
Other	31	Other risk types		102-110	–
	32	Publicly known risk events		107-108, 230-231	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended January 31, 2026 and for the year ended October 31, 2025.

Royal Bank of Canada
  First Quarter 2026

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	January 31 2026	October 31 2025

Assets
Cash and due from banks	$46,226	$37,024

Interest-bearing deposits with banks	53,073	50,364

Securities
Trading	229,840	219,067
Investment, net of applicable allowance (Note 4)	359,126	342,721
	588,966	561,788

Assets purchased under reverse repurchase agreements and securities borrowed	279,800	309,683

Loans (Note 5)
Retail	655,434	652,344
Wholesale	406,848	397,171
	1,062,282	1,049,515
Allowance for loan losses (Note 5)	(7,401)	(7,093)
	1,054,881	1,042,422
Other
Derivatives	170,830	177,206
Premises and equipment	6,723	6,819
Goodwill	19,255	19,405
Other intangibles	7,343	7,402
Other assets	115,296	112,893
	319,447	323,725
Total assets	$2,342,393	$2,325,006

Liabilities and equity
Deposits (Note 6)
Personal	$530,313	$529,740
Business and government	949,378	946,314
Bank	62,525	39,562
	1,542,216	1,515,616
Other
Obligations related to securities sold short	47,809	49,891
Obligations related to assets sold under repurchase agreements and securities loaned	288,016	289,516
Derivatives	170,731	183,953
Insurance contract liabilities	24,499	24,327
Other liabilities	117,389	108,591
	648,444	656,278

Subordinated debentures (Note 9)	11,875	13,961
Total liabilities	2,202,535	2,185,855

Equity attributable to shareholders
Preferred shares and other equity instruments (Note 9)	11,131	11,675
Common shares (Note 9)	20,836	20,753
Retained earnings	99,265	96,938
Other components of equity	8,569	9,726
	139,801	139,092
Non-controlling interests	57	59
Total equity	139,858	139,151
Total liabilities and equity	$2,342,393	$2,325,006
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2026   49

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	January 31 2026	January 31 2025

Interest and dividend income (Note 3)
Loans	$13,910	$14,330
Securities	5,374	4,832
Assets purchased under reverse repurchase agreements and securities borrowed	5,833	5,924
Deposits and other	987	1,369
	26,104	26,455

Interest expense (Note 3)
Deposits and other	10,611	11,816
Other liabilities	6,759	6,526
Subordinated debentures	149	165
	17,519	18,507
Net interest income	8,585	7,948

Non-interest income
Insurance service result (Note 7)	240	286
Insurance investment result (Note 7)	59	82
Trading revenue	1,180	1,195
Investment management and custodial fees	2,924	2,667
Mutual fund revenue	1,414	1,236
Securities brokerage commissions	508	471
Service charges	593	612
Underwriting and other advisory fees	742	674
Foreign exchange revenue, other than trading	380	318
Card service revenue	335	317
Credit fees	423	435
Net gains on investment securities	76	55
Income (loss) from joint ventures and associates	37	19
Other	464	424
	9,375	8,791
Total revenue	17,960	16,739
Provision for credit losses (Notes 4 and 5)	1,090	1,050

Non-interest expense
Human resources (Note 8)	6,289	5,987
Equipment	728	681
Occupancy	420	429
Communications	355	327
Professional fees	471	502
Amortization of other intangibles	386	435
Other	814	895
	9,463	9,256
Income before income taxes	7,407	6,433
Income taxes	1,622	1,302
Net income	$5,785	$5,131

Net income attributable to:
Shareholders	$5,784	$5,129
Non-controlling interests	1	2
	$5,785	$5,131
Basic earnings per share (in dollars) (Note 10)	$4.03	$3.54
Diluted earnings per share (in dollars) (Note 10)	4.03	3.54
Dividends per common share (in dollars)	1.64	1.48
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2026

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2026	January 31 2025
Net income	$5,785	$5,131
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	375	184
Provision for credit losses recognized in income	1	(2)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(67)	(61)
	309	121
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(2,302)	3,634
Net foreign currency translation gains (losses) from hedging activities	1,047	(1,671)
Reclassification of losses (gains) on foreign currency translation to income	(7)	–
	(1,262)	1,963
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(87)	668
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(119)	(159)
	(206)	509
Items that will not be reclassified subsequently to income:
Remeasurement gains (losses) on employee benefit plans (Note 8)	166	38
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(203)	(508)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	24	14
	(13)	(456)
Total other comprehensive income (loss), net of taxes	(1,172)	2,137
Total comprehensive income (loss)	$4,613	$7,268
Total comprehensive income attributable to:
Shareholders	$4,614	$7,261
Non-controlling interests	(1)	7
	$4,613	$7,268
The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended
(Millions of Canadian dollars)	January 31 2026	January 31 2025
Income taxes on other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	$47	$121
Provision for credit losses recognized in income	–	–
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(15)	(18)
Unrealized foreign currency translation gains (losses)	(20)	19
Net foreign currency translation gains (losses) from hedging activities	387	(620)
Reclassification of losses (gains) on foreign currency translation to income	–	–
Net gains (losses) on derivatives designated as cash flow hedges	(28)	264
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(45)	(60)
Remeasurement gains (losses) on employee benefit plans	64	14
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(74)	(194)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	10	4
Total income tax expenses (recoveries)	$326	$(470)
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2026    51

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

	For the three months ended January 31, 2026
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$11,643	$20,863	$32	$(110)	$96,938	$(265)	$7,613	$2,378	$9,726	$139,092	$59	$139,151
Changes in equity
Issues of share capital and other equity instruments	1,361	44	–	–	(10)	–	–	–	–	1,395	–	1,395
Common shares purchased for cancellation	–	(63)	–	–	(897)	–	–	–	–	(960)	–	(960)
Redemption of preferred shares and other equity instruments	(1,850)	–	–	–	–	–	–	–	–	(1,850)	–	(1,850)
Sales of treasury shares and other equity instruments	–	–	812	2,004	–	–	–	–	–	2,816	–	2,816
Purchases of treasury shares and other equity instruments	–	–	(867)	(1,902)	–	–	–	–	–	(2,769)	–	(2,769)
Share-based compensation awards	–	–	–	–	(72)	–	–	–	–	(72)	–	(72)
Dividends on common shares	–	–	–	–	(2,292)	–	–	–	–	(2,292)	–	(2,292)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(141)	–	–	–	–	(141)	(1)	(142)
Other	–	–	–	–	(32)	–	–	–	–	(32)	–	(32)
Net income	–	–	–	–	5,784	–	–	–	–	5,784	1	5,785
Total other comprehensive income (loss), net of taxes	–	–	–	–	(13)	309	(1,260)	(206)	(1,157)	(1,170)	(2)	(1,172)
Balance at end of period	$11,154	$20,844	$(23)	$(8)	$99,265	$44	$6,353	$2,172	$8,569	$139,801	$57	$139,858

	For the three months ended January 31, 2025
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$9,020	$21,013	$11	$(61)	$88,608	$(897)	$7,128	$2,267	$8,498	$127,089	$103	$127,192
Changes in equity
Issues of share capital and other equity instruments	1,396	22	–	–	(10)	–	–	–	–	1,408	–	1,408
Common shares purchased for cancellation	–	(29)	–	–	(309)	–	–	–	–	(338)	–	(338)
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	510	1,594	–	–	–	–	–	2,104	–	2,104
Purchases of treasury shares and other equity instruments	–	–	(533)	(1,616)	–	–	–	–	–	(2,149)	–	(2,149)
Share-based compensation awards	–	–	–	–	13	–	–	–	–	13	–	13
Dividends on common shares	–	–	–	–	(2,092)	–	–	–	–	(2,092)	–	(2,092)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(118)	–	–	–	–	(118)	(14)	(132)
Other	–	–	–	–	(11)	–	–	–	–	(11)	–	(11)
Net income	–	–	–	–	5,129	–	–	–	–	5,129	2	5,131
Total other comprehensive income (loss), net of taxes	–	–	–	–	(456)	121	1,958	509	2,588	2,132	5	2,137
Balance at end of period	$10,416	$21,006	$(12)	$(83)	$90,754	$(776)	$9,086	$2,776	$11,086	$133,167	$96	$133,263
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2026

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2026	January 31 2025
Cash flows from operating activities
Net income	$5,785	$5,131
Adjustments for non-cash items and others
Provision for credit losses	1,090	1,050
Depreciation	322	323
Deferred income taxes	208	28
Amortization and impairment of other intangibles	388	451
(Income) loss from joint ventures and associates	(37)	(19)
Losses (gains) on investment securities	(81)	(55)
Adjustments for net changes in operating assets and liabilities
Insurance contract liabilities	172	1,246
Net change in accrued interest receivable and payable	(903)	(979)
Current income taxes	2,749	(590)
Derivative assets	6,376	(3,074)
Derivative liabilities	(13,222)	(2,173)
Trading securities	(10,773)	(6,116)
Loans	(12,767)	(25,783)
Assets purchased under reverse repurchase agreements and securities borrowed	29,883	70,352
Obligations related to assets sold under repurchase agreements and securities loaned	(1,500)	(30,729)
Obligations related to securities sold short	(2,082)	10,174
Deposits	26,600	32,409
Brokers and dealers receivable and payable	1,309	(806)
Other	4,381	(19,686)
Net cash from (used in) operating activities	37,898	31,154
Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,709)	18,096
Proceeds from sales and maturities of investment securities	64,779	57,018
Purchases of investment securities	(88,205)	(90,543)
Net acquisitions of premises and equipment and other intangibles	(597)	(681)
Net cash from (used in) investing activities	(26,732)	(16,110)
Cash flows from financing activities
Issuance of subordinated debentures	–	1,500
Repayment of subordinated debentures	(2,035)	(1,500)
Issue of common shares, net of issuance costs	41	21
Common shares purchased for cancellation	(960)	(338)
Issue of preferred shares and other equity instruments, net of issuance costs	1,351	1,386
Redemption of preferred shares and other equity instruments	(1,850)	–
Sales of treasury shares and other equity instruments	2,735	2,104
Purchases of treasury shares and other equity instruments	(2,769)	(2,149)
Dividends paid on shares and distributions paid on other equity instruments	(2,297)	(2,101)
Dividends/distributions paid to non-controlling interests	(13)	–
Change in short-term borrowings of subsidiaries	4,553	–
Repayment of lease liabilities	(37)	(154)
Net cash from (used in) financing activities	(1,281)	(1,231)
Effect of exchange rate changes on cash and due from banks	(683)	664
Net change in cash and due from banks	9,202	14,477
Cash and due from banks at beginning of period (1)	37,024	56,723
Cash and due from banks at end of period (1)	$46,226	$71,200
Cash flows from operating activities include:
Amount of interest paid	$17,497	$19,477
Amount of interest received	24,959	26,047
Amount of dividends received	983	1,063
Amount of income taxes paid (refunded)	(620)	1,242

(1)	We are required to maintain balances due to regulatory requirements or contractual restrictions from central banks, other regulatory authorities and other counterparties. The total balances were $3 billion as at January 31, 2026 (October 31, 2025 – $3 billion; January 31, 2025 – $2 billion;
October 31, 2024
– $2 billion).
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2026   53

Note 1 General information
Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2025 Annual Consolidated Financial Statements and the accompanying notes included on pages 144 to 241 in our 2025 Annual Report. Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. On February 25, 2026, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of material accounting policies, estimates and judgments
The Condensed Financial Statements have been prepared using the same accounting policies and methods used in the preparation of our audited 2025 Annual Consolidated Financial Statements. Our material accounting policies and future changes in accounting policies and disclosures that are not yet
effective for us are described in Note 2 of our audited 2025 Annual Consolidated Financial
Statements
.

Note 3 Fair value of financial instruments
Carrying value and fair value of financial instruments
The following tables provide a comparison of the carrying values and fair values for financial instruments classified or designated as fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI), and financial instruments measured at amortized cost. Embedded derivatives are presented on a combined basis with the host contracts in the Interim Condensed Consolidated Balance Sheets. Refer to Note 2 and Note 3 of our audited 2025 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at January 31, 2026
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$43,786	$–	$–	$9,287	$9,287	$53,073	$53,073
Securities
Trading	223,169	6,671	–	–	–	–	229,840	229,840
Investment, net of applicable allowance	–	–	259,141	1,662	98,323	96,277	359,126	357,080
	223,169	6,671	259,141	1,662	98,323	96,277	588,966	586,920
Assets purchased under reverse repurchase agreements and securities borrowed	214,448	–	–	–	65,352	65,352	279,800	279,800
Loans, net of applicable allowance
Retail	1,437	–	436	–	649,542	650,282	651,415	652,155
Wholesale	10,625	–	705	–	392,136	391,969	403,466	403,299
	12,062	–	1,141	–	1,041,678	1,042,251	1,054,881	1,055,454
Other
Derivatives	170,830	–	–	–	–	–	170,830	170,830
Other assets (1)	19,968	–	–	–	62,356	62,356	82,324	82,324
Financial liabilities
Deposits
Personal	$1,012	$41,394			$487,907	$488,717	$530,313	$531,123
Business and government (2)	393	169,784			779,201	780,716	949,378	950,893
Bank (3)	–	3,401			59,124	59,126	62,525	62,527
	1,405	214,579			1,326,232	1,328,559	1,542,216	1,544,543
Other
Obligations related to securities sold short	47,809	–			–	–	47,809	47,809
Obligations related to assets sold under repurchase agreements and securities loaned	–	245,561			42,455	42,455	288,016	288,016
Derivatives	170,731	–			–	–	170,731	170,731
Other liabilities (4)	–	21,567			69,819	69,821	91,386	91,388
Subordinated debentures	–	218			11,657	11,877	11,875	12,095

Royal Bank of Canada
  First Quarter 2026

Note 3 Fair value of financial instruments (continued)

	As at October 31, 2025
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$40,455	$–	$–	$9,909	$9,909	$50,364	$50,364
Securities
Trading	212,878	6,189	–	–	–	–	219,067	219,067
Investment, net of applicable allowance	–	–	240,299	1,496	100,926	98,728	342,721	340,523
	212,878	6,189	240,299	1,496	100,926	98,728	561,788	559,590
Assets purchased under reverse repurchase agreements and securities borrowed	226,213	–	–	–	83,470	83,470	309,683	309,683
Loans, net of applicable allowance
Retail	1,128	–	442	–	646,832	648,413	648,402	649,983
Wholesale	9,724	–	690	–	383,606	382,551	394,020	392,965
	10,852	–	1,132	–	1,030,438	1,030,964	1,042,422	1,042,948
Other
Derivatives	177,206	–	–	–	–	–	177,206	177,206
Other assets (1)	14,382	–	–	–	58,487	58,487	72,869	72,869
Financial liabilities
Deposits
Personal	$942	$41,302			$487,496	$488,644	$529,740	$530,888
Business and government (2)	313	168,690			777,311	779,130	946,314	948,133
Bank (3)	–	2,908			36,654	36,657	39,562	39,565
	1,255	212,900			1,301,461	1,304,431	1,515,616	1,518,586
Other
Obligations related to securities sold short	49,891	–			–	–	49,891	49,891
Obligations related to assets sold under repurchase agreements and securities loaned	–	242,916			46,600	46,600	289,516	289,516
Derivatives	183,953	–			–	–	183,953	183,953
Other liabilities (4)	–	21,688			58,287	58,293	79,975	79,981
Subordinated debentures	–	232			13,729	13,887	13,961	14,119

(1)	Includes financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes financial instruments recognized in Other liabilities.

Royal Bank of Canada
  First Quarter 2026   55

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	January 31, 2026						October 31, 2025
	Fair value measurements using			Netting adjustments			Fair value measurements using			Netting adjustments
(Millions of Canadian dollars)	Level 1	Level 2	Level 3			Fair value	Level 1	Level 2	Level 3			Fair value
Financial assets
Interest-bearing deposits with banks	$–	$43,786	$–	$		$43,786	$–	$40,455	$–	$		$40,455
Securities
Trading
Debt issued or guaranteed by:
Canadian government
Federal	11,064	1,618	–			12,682	17,707	2,864	–			20,571
Provincial and municipal	–	18,315	–			18,315	–	16,891	–			16,891
U.S. federal, state, municipal and agencies (1)	1,078	42,058	–			43,136	435	40,322	–			40,757
Other OECD government (2)	8,791	7,880	–			16,671	7,152	7,265	–			14,417
Mortgage-backed securities	–	79	–			79	–	74	–			74
Asset-backed securities	–	1,667	–			1,667	–	1,295	–			1,295
Corporate debt and other debt	–	27,363	30			27,393	–	25,957	32			25,989
Equities	103,702	3,365	2,830			109,897	93,397	2,813	2,863			99,073
	124,635	102,345	2,860			229,840	118,691	97,481	2,895			219,067
Investment
Debt issued or guaranteed by:
Canadian government
Federal	30,036	11,865	–			41,901	30,110	9,756	–			39,866
Provincial and municipal	–	13,504	–			13,504	–	11,318	–			11,318
U.S. federal, state, municipal and agencies (1)	327	141,034	–			141,361	196	130,495	–			130,691
Other OECD government (2)	7,283	9,563	–			16,846	1,600	10,333	–			11,933
Mortgage-backed securities	–	2,542	30			2,572	–	2,645	29			2,674
Asset-backed securities	–	9,639	–			9,639	–	10,139	–			10,139
Corporate debt and other debt	–	33,191	127			33,318	–	33,544	134			33,678
Equities	582	502	578			1,662	547	367	582			1,496
	38,228	221,840	735			260,803	32,453	208,597	745			241,795
Assets purchased under reverse repurchase agreements and securities borrowed	–	214,448	–			214,448	–	226,213	–			226,213
Loans	–	11,846	1,357			13,203	–	10,710	1,274			11,984
Other
Derivatives
Interest rate contracts	–	25,512	229			25,741	–	25,871	293			26,164
Foreign exchange contracts	–	92,302	6			92,308	–	100,604	102			100,706
Credit derivatives	–	342	1			343	–	350	2			352
Other contracts	4,186	51,126	152			55,464	11,478	41,543	110			53,131
Valuation adjustments	–	(1,135)	(56)			(1,191)	–	(1,035)	(45)			(1,080)
Total gross derivatives	4,186	168,147	332			172,665	11,478	167,333	462			179,273
Netting adjustments					(1,835)	(1,835)					(2,067)	(2,067)
Total derivatives						170,830						177,206
Other assets	6,207	13,758	3			19,968	6,108	8,270	4			14,382
	$173,256	$776,170	$5,287		$(1,835)	$952,878	$168,730	$759,059	$5,380		$(2,067)	$931,102
Financial liabilities
Deposits
Personal	$–	$42,217	$189	$		$42,406	$–	$41,943	$301	$		$42,244
Business and government	–	170,177	–			170,177	–	169,003	–			169,003
Bank	–	3,401	–			3,401	–	2,908	–			2,908
Other
Obligations related to securities sold short	14,550	33,259	–			47,809	18,678	31,213	–			49,891
Obligations related to assets sold under repurchase agreements and securities loaned	–	245,561	–			245,561	–	242,916	–			242,916
Derivatives
Interest rate contracts	–	21,293	886			22,179	–	20,679	901			21,580
Foreign exchange contracts	–	85,344	50			85,394	–	95,045	46			95,091
Credit derivatives	–	255	–			255	–	262	–			262
Other contracts	4,465	60,222	386			65,073	12,657	56,287	366			69,310
Valuation adjustments	–	(322)	(13)			(335)	–	(257)	34			(223)
Total gross derivatives	4,465	166,792	1,309			172,566	12,657	172,016	1,347			186,020
Netting adjustments					(1,835)	(1,835)					(2,067)	(2,067)
Total derivatives						170,731						183,953
Other liabilities	–	21,567	–			21,567	–	21,688	–			21,688
Subordinated debentures	–	218	–			218	–	232	–			232
	$19,015	$683,192	$1,498		$(1,835)	$701,870	$31,335	$681,919	$1,648		$(2,067)	$712,835

(1)	United States (U.S.).
(2)	Organisation for Economic Co-operation and Development (OECD).

Royal Bank of Canada
  First Quarter 2026

Note 3 Fair value of financial instruments (continued)

Fair value measurements using significant unobservable inputs (Level 3 Instruments)
A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.
During the three months ended January 31, 2026, there were no significant changes made to the valuation techniques and ranges and weighted averages of unobservable inputs used in the determination of fair value of Level 3 financial instruments. As at January 31, 2026, the impacts of adjusting one or more of the unobservable inputs by reasonably possible alternative assumptions did not change significantly from the impacts disclosed in our audited 2025 Annual Consolidated Financial Statements.
Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the three months ended January 31, 2026
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$32	$(1)	$(1)	$–	$–	$–	$–	$30	$(1)
Equities	2,863	(7)	(45)	114	(95)	–	–	2,830	23
	2,895	(8)	(46)	114	(95)	–	–	2,860	22
Investment
Mortgage-backed securities	29	–	1	–	–	–	–	30	–
Corporate debt and other debt	134	1	(4)	–	(4)	–	–	127	1
Equities	582	–	(2)	–	(2)	–	–	578	–
	745	1	(5)	–	(6)	–	–	735	1
Loans	1,274	(50)	(2)	123	(1)	20	(7)	1,357	(76)
Other
Net derivative balances (3)
Interest rate contracts	(608)	(51)	–	3	–	(1)	–	(657)	(49)
Foreign exchange contracts	56	(115)	1	(33)	47	–	–	(44)	(115)
Credit derivatives	2	(1)	–	–	–	–	–	1	–
Other contracts	(256)	34	5	(13)	6	(74)	64	(234)	(2)
Valuation adjustments	(79)	–	–	(11)	47	–	–	(43)	–
Other assets	4	–	–	–	(1)	–	–	3	–
	$4,033	$(190)	$(47)	$183	$(3)	$(55)	$57	$3,978	$(219)
Liabilities
Deposits	$(301)	$(6)	$3	$(41)	$5	$(107)	$258	$(189)	$–
	$(301)	$(6)	$3	$(41)	$5	$(107)	$258	$(189)	$–

Royal Bank of Canada
  First Quarter 2026   57

	For the three months ended January 31, 2025
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$–	$–	$–	$–	$–	$–
Equities	2,544	(64)	59	207	(104)	1	–	2,643	(42)
	2,544	(64)	59	207	(104)	1	–	2,643	(42)
Investment
Mortgage-backed securities	31	–	1	–	–	–	–	32	n.s.
Corporate debt and other debt	143	–	6	–	(7)	–	–	142	n.s.
Equities	506	–	20	–	(3)	–	–	523	n.s.
	680	–	27	–	(10)	–	–	697	n.s.
Loans	1,781	(3)	23	90	(19)	7	(3)	1,876	(1)
Other
Net derivative balances (3)
Interest rate contracts	(493)	12	–	(67)	3	2	8	(535)	12
Foreign exchange contracts	(51)	(14)	–	1	–	–	(2)	(66)	(25)
Credit derivatives	–	–	–	–	–	–	–	–	–
Other contracts	(303)	(21)	(13)	(12)	4	(225)	115	(455)	(16)
Valuation adjustments	18	–	–	(10)	–	–	–	8	–
Other assets	7	–	–	–	–	–	–	7	–
	$4,183	$(90)	$96	$209	$(126)	$(215)	$118	$4,175	$(72)
Liabilities
Deposits	$(478)	$1	$(6)	$(232)	$62	$(166)	$185	$(634)	$37
	$(478)	$1	$(6)	$(232)	$62	$(166)	$185	$(634)	$37

(1)
These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were $
3 million

for the three months ended January 31, 2026 (January 31, 2025 – gains of $15 million), excluding the translation gains or losses arising on consolidation.

(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at January 31, 2026 included derivative assets of $332 million (January 31, 2025 – $419 million) and derivative liabilities of $1,309 million (January 31, 2025 – $1,467 million).
n.s.	not significant
Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis
Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.
Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).
During the three months ended January 31, 2026, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $136 million
. During the three months ended January 31, 2025, there were no
significant transfers out of Level 1 to Level 2.
During the three months ended January 31, 2026 and January 31, 2025, there were no significant transfers out of Level 2 to Level 1.
Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.
During the three months ended January 31, 2026, there were no significant transfers out of Level 2 to Level 3. During the three months ended January 31, 2025, transfers out of Level 2 to Level 3 included Other contracts and Deposits due to changes in the significance of unobservable inputs.
During the three months ended January 31, 2026, transfers out of Level 3 to Level 2 included Deposits due to changes in the significance of unobservable inputs. During the three months ended January 31, 2025, transfers out of Level 3 to Level 2 included Deposits and Oth
e
r contracts due to changes in the significance of unobservable inputs and changes in the market observability of inputs.

Royal Bank of Canada
  First Quarter 2026

Note 3 Fair value of financial instruments (continued)

Net interest income from financial instruments
Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the three months ended
(Millions of Canadian dollars)	January 31 2026	January 31 2025
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$7,780	$7,922
Financial instruments measured at fair value through other comprehensive income	2,311	2,049
Financial instruments measured at amortized cost	16,013	16,484
	26,104	26,455
Interest expense (1)
Financial instruments measured at fair value through profit or loss	$7,873	$8,045
Financial instruments measured at amortized cost	9,646	10,462
	17,519	18,507
Net interest income	$8,585	$7,948

(1)
Excludes interest and dividend income for the three months ended January 31, 2026 of $
388
million (January 31, 2025 – $
365
million) and interest expense for the three months ended January 31, 2026 of $
39
million
 (
January 31, 2025 – $
43
million) presented in Insurance investment result in the Interim Condensed Consolidated Statements of Income.

(2)	Includes dividend income for the three months ended January 31, 2026 of $975 million
(January 31, 2025 – $996
million) presented in Interest and dividend income in the Interim Condensed Consolidated Statements of Income.

Note 4 Securities
Unrealized gains and losses on securities at FVOCI
(1), (2)

	As at
	January 31, 2026				October 31, 2025
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal	$41,900	$73	$(72)	$41,901	$39,827	$46	$(7)	$39,866
Provincial and municipal	13,566	52	(114)	13,504	11,368	39	(89)	11,318
U.S. federal, state, municipal and agencies	141,661	907	(1,207)	141,361	131,385	622	(1,316)	130,691
Other OECD government	16,826	28	(8)	16,846	11,975	14	(56)	11,933
Mortgage-backed securities	2,568	8	(4)	2,572	2,674	7	(7)	2,674
Asset-backed securities	9,629	11	(1)	9,639	10,126	15	(2)	10,139
Corporate debt and other debt	33,233	129	(44)	33,318	33,602	122	(46)	33,678
Equities	966	701	(5)	1,662	832	669	(5)	1,496
	$260,349	$1,909	$(1,455)	$260,803	$241,789	$1,534	$(1,528)	$241,795

(1)	Excludes $98,323 million of held-to-collect securities as at January 31, 2026 that are carried at amortized cost, net of allowance for credit losses (October 31, 2025 – $100,926 million).
(2)
Gross unrealized gains and losses includes $(38)
million
of allowance for credit losses on debt securities at FVOCI as at January 31, 2026 (October 31, 2025 – $(40) million) recognized in income and Other components of equity.

Allowance for credit losses on investment securities
The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Royal Bank of Canada
  First Quarter 2026   59

Allowance for credit losses – securities at FVOCI
(1)

	For the three months ended
	January 31, 2026				January 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$5	$–	$(45)	$(40)	$6	$–	$(41)	$(35)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	2	–	–	2	2	–	–	2
Sales and maturities	(1)	–	–	(1)	(1)	–	–	(1)
Changes in risk, parameters and exposures	(1)	–	(1)	(2)	(3)	–	(2)	(5)
Exchange rate and other	–	–	3	3	–	–	1	1
Balance at end of period	$5	$–	$(43)	$(38)	$4	$–	$(42)	$(38)

(1)	Expected credit losses on debt securities at FVOCI are not separately recognized on the Interim Condensed Consolidated Balance Sheets as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit-impaired securities.
Allowance for credit losses – securities at amortized
cost

	For the three months ended
	January 31, 2026				January 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$8	$6	$–	$14	$6	$8	$–	$14
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	1	–	–	1	1	–	–	1
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	–	(1)	–	(1)	(1)	–	–	(1)
Exchange rate and other	(1)	1	–	–	–	–	–	–
Balance at end of period	$8	$6	$–	$14	$6	$8	$–	$14
Credit risk exposure by internal risk rating
The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of our 2025 Annual Report.

	As at
	January 31, 2026				October 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$258,333	$–	$–	$258,333	$239,375	$–	$–	$239,375
Non-investment grade	677	4	–	681	786	4	–	790
Impaired	–	–	127	127	–	–	134	134
	259,010	4	127	259,141	240,161	4	134	240,299
Items not subject to impairment (2)				1,662				1,496
				$260,803				$241,795
Securities at amortized cost
Investment grade	$97,075	$–	$–	$97,075	$99,673	$–	$–	$99,673
Non-investment grade	1,120	142	–	1,262	1,098	169	–	1,267
	98,195	142	–	98,337	100,771	169	–	100,940
Allowance for credit losses	8	6	–	14	8	6	–	14
	$98,187	$136	$–	$98,323	$100,763	$163	$–	$100,926

(1)	Reflects $127 million of purchased credit-impaired securities (October 31, 2025 – $134 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Royal Bank of Canada
  First Quarter 2026

Note 5 Loans and allowance for credit losses
Allowance for credit losses

	For the three months ended
	January 31, 2026					January 31, 2025
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$794	$77	$(3)	$(23)	$845	$572	$73	$(2)	$(7)	$636
Personal	1,639	229	(201)	(8)	1,659	1,482	247	(189)	(6)	1,534
Credit cards	1,356	230	(236)	(2)	1,348	1,233	223	(193)	1	1,264
Small business	351	43	(27)	(5)	362	272	46	(24)	(5)	289
Wholesale	3,319	517	(167)	(131)	3,538	2,793	464	(79)	32	3,210
	$7,459	$1,096	$(634)	$(169)	$7,752	$6,352	$1,053	$(487)	$15	$6,933
Presented as:
Allowance for loan losses	$7,093				$7,401	$6,037				$6,600
Other liabilities – Provisions	365				350	311				328
Other components of equity	1				1	4				5
The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:
•	Model changes, as applicable, which generally comprise the impact of significant changes to the quantitative models used to estimate expected credit losses and any staging impacts that may arise.
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in Stage 1 and Stage 2.

Royal Bank of Canada
  First Quarter 2026   61

Allowance for credit
losses
– Retail and wholesale loans

	For the three months ended
	January 31, 2026				January 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$276	$204	$314	$794	$215	$126	$231	$572
Provision for credit losses
Transfers to stage 1	44	(42)	(2)	–	25	(25)	–	–
Transfers to stage 2	(12)	13	(1)	–	(4)	6	(2)	–
Transfers to stage 3	(3)	(13)	16	–	(1)	(14)	15	–
Originations	27	–	–	27	23	–	–	23
Maturities	(8)	(9)	–	(17)	(5)	(6)	–	(11)
Changes in risk, parameters and exposures	(51)	63	55	67	(37)	69	29	61
Write-offs	–	–	(6)	(6)	–	–	(4)	(4)
Recoveries	–	–	3	3	–	–	2	2
Exchange rate and other	(1)	(1)	(21)	(23)	2	2	(11)	(7)
Balance at end of period	$272	$215	$358	$845	$218	$158	$260	$636

Personal
Balance at beginning of period	$291	$1,115	$233	$1,639	$305	$966	$211	$1,482
Provision for credit losses
Transfers to stage 1	152	(152)	–	–	144	(144)	–	–
Transfers to stage 2	(21)	21	–	–	(21)	24	(3)	–
Transfers to stage 3	(1)	(41)	42	–	(1)	(39)	40	–
Originations	24	–	–	24	28	–	–	28
Maturities	(12)	(65)	(1)	(78)	(13)	(53)	–	(66)
Changes in risk, parameters and exposures	(149)	257	175	283	(136)	254	167	285
Write-offs	–	–	(243)	(243)	–	–	(223)	(223)
Recoveries	–	–	42	42	–	–	34	34
Exchange rate and other	(1)	(1)	(6)	(8)	(1)	1	(6)	(6)
Balance at end of period	$283	$1,134	$242	$1,659	$305	$1,009	$220	$1,534

Credit cards
Balance at beginning of period	$217	$1,139	$–	$1,356	$207	$1,026	$–	$1,233
Provision for credit losses
Transfers to stage 1	169	(169)	–	–	155	(155)	–	–
Transfers to stage 2	(27)	27	–	–	(28)	28	–	–
Transfers to stage 3	–	(164)	164	–	(1)	(137)	138	–
Originations	2	–	–	2	2	–	–	2
Maturities	(1)	(14)	–	(15)	(1)	(12)	–	(13)
Changes in risk, parameters and exposures	(149)	320	72	243	(128)	307	55	234
Write-offs	–	–	(283)	(283)	–	–	(234)	(234)
Recoveries	–	–	47	47	–	–	41	41
Exchange rate and other	(1)	(1)	–	(2)	–	1	–	1
Balance at end of period	$210	$1,138	$–	$1,348	$206	$1,058	$–	$1,264

Small business
Balance at beginning of period	$95	$117	$139	$351	$80	$86	$106	$272
Provision for credit losses
Transfers to stage 1	15	(15)	–	–	13	(13)	–	–
Transfers to stage 2	(5)	5	–	–	(4)	4	–	–
Transfers to stage 3	–	(5)	5	–	–	(3)	3	–
Originations	11	–	–	11	9	–	–	9
Maturities	(5)	(19)	–	(24)	(6)	(5)	–	(11)
Changes in risk, parameters and exposures	(12)	29	39	56	(13)	18	43	48
Write-offs	–	–	(34)	(34)	–	–	(29)	(29)
Recoveries	–	–	7	7	–	–	5	5
Exchange rate and other	2	1	(8)	(5)	1	–	(6)	(5)
Balance at end of period	$101	$113	$148	$362	$80	$87	$122	$289

Wholesale
Balance at beginning of period	$896	$1,123	$1,300	$3,319	$787	$1,038	$968	$2,793
Provision for credit losses
Transfers to stage 1	69	(69)	–	–	55	(55)	–	–
Transfers to stage 2	(22)	22	–	–	(21)	30	(9)	–
Transfers to stage 3	(2)	(80)	82	–	(2)	(135)	137	–
Originations	159	–	–	159	236	–	–	236
Maturities	(121)	(117)	–	(238)	(186)	(100)	–	(286)
Changes in risk, parameters and exposures	(78)	252	422	596	(48)	190	372	514
Write-offs	–	–	(187)	(187)	–	–	(91)	(91)
Recoveries	–	–	20	20	–	–	12	12
Exchange rate and other	(11)	(16)	(104)	(131)	14	24	(6)	32
Balance at end of period	$890	$1,115	$1,533	$3,538	$835	$992	$1,383	$3,210

Royal Bank of Canada
  First Quarter 2026

Note 5 Loans and allowance for credit losses (continued)

Key inputs and assumptions
The following provides an update on the key inputs and assumptions used in the measurement of expected credit losses. For further details, refer to Note 2 and Note 5 of our audited 2025 Annual Consolidated Financial Statements.
Our base scenario reflects economic growth in both Canada and the U.S., with gradually declining unemployment rates through calendar 2026 in Canada and rising unemployment rates in Q1 2026 followed by declines to equilibrium in calendar Q4 2026 in the U.S. The central bank policy rates in Canada and the U.S. are expected to remain unchanged through calendar 2026, followed by rate increases in Canada and rate cuts in the U.S. starting in calendar Q1 2027.
Our downside scenarios include two additional and more severe downside scenarios designed for trade disruptions and the real estate sector. Our downside scenarios reflect the possibility of moderate and escalating macroeconomic shocks beginning in calendar Q2 2026 relative to our base scenario. In these scenarios, conditions are expected to deteriorate from calendar Q1 2026 levels for up to 18 months, followed by a recovery for the remainder of the period. These scenarios assume monetary policy responses that return the economy to a long-run,
sustainable growth rate within the forecast period.
Our upside scenario reflects slightly stronger economic growth than the base scenario, without prompting a further offsetting monetary policy response as compared to our base scenario, followed by a return to a long-run
sustainable growth rate within the forecast period.
The following provides additional detail about our calendar quarter forecasts for certain key macroeconomic variables used in the models to estimate the allowance for credit losses:

•
Unemployment rates
–
In our base forecast, we expect the Canadian unemployment rate to remain unchanged at
6.7%
in calendar Q1 2026 then decline over the short term, before returning to its long run equilibrium towards the latter end of the horizon. The U.S. unemployment rate is expected to peak at
4.6%
in calendar Q1 2026, then return to its long run equilibrium level in calendar Q4 2026.

Canada Unemployment Rate (1)

%
11
10
9
8
7
6
5
4
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Range of alternative scenarios (January 31, 2026)
Base scenario (January 31, 2026)
Base scenario (October 31, 2025)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

U.S. Unemployment Rate (1)

%
9
8
7
6
5
4
3
2
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Range of alternative scenarios (January 31, 2026)
Base scenario (January 31, 2026)
Base scenario (October 31, 2025)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

•
Gross Domestic Product (GDP
)
–
In our base forecast, we expect both Canadian and U.S. GDP to continuously grow in calendar Q1 2026 and thereafter. GDP in calendar Q4 2026 is expected to be
1.6%
above Q4 2025 levels in Canada and 1.7% above Q4 2025 levels in the U.S.

Canada Real GDP (1)

Trillions of Canadian dollars

2.8
2.7
2.6
2.5
2.4
2.3
2.2
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Range of alternative scenarios (January 31, 2026)
Base scenario (January 31, 2026)
Base scenario (October 31, 2025)

(1) Represents the seasonally adjusted annual rate indexed to 2017 Canadian dollars over the calendar quarters presented.

U.S. Real GDP (1)

Trillions of U.S. dollars
28.0
27.0
26.0
25.0
24.0
23.0
22.0
21.0
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Range of alternative scenarios (January 31, 2026)
Base scenario (January 31, 2026)
Base scenario (October 31, 2025)

(1) Represents the seasonally adjusted annual rate indexed to 2017 U.S. dollars over the calendar quarters presented.

Royal Bank of Canada
  First Quarter 2026   63

•
Canadian housing price index
– In our base forecast, we expect housing prices to increase by 0.8% over the next 12 months from calendar Q1 2026, with a compound annual growth rate of 3.5% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (29.1)% to 10.9% over the next 12 months and 4.2% to 9.6% for the following 2 to 5 years. As at October 31, 2025, our base forecast included housing price growth of 0.3% from calendar Q4 2025 for the next 12 months and housing price growth of 3.4% for the following 2 to 5 years.

Credit risk exposure by internal risk rating
The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9
Financial Instruments
. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of our 2025 Annual Report.

	As at
	January 31, 2026				October 31, 2025
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail
Loans outstanding – Residential mortgages
Low risk	$384,075	$22,003	$–	$406,078	$386,060	$16,495	$–	$402,555
Medium risk	19,893	2,636	–	22,529	20,622	2,571	–	23,193
High risk	2,164	6,604	–	8,768	2,131	6,532	–	8,663
Not rated (2)	53,837	1,909	–	55,746	54,253	1,940	–	56,193
Impaired	–	–	1,971	1,971	–	–	1,681	1,681
	459,969	33,152	1,971	495,092	463,066	27,538	1,681	492,285
Items not subject to impairment (3)				1,437				1,128
Total				$496,529				$493,413

Loans outstanding – Personal
Low risk	$87,254	$2,860	$–	$90,114	$87,536	$2,712	$–	$90,248
Medium risk	3,875	3,655	–	7,530	4,035	3,768	–	7,803
High risk	519	2,559	–	3,078	601	2,583	–	3,184
Not rated (2)	13,091	1,215	–	14,306	12,493	1,180	–	13,673
Impaired	–	–	461	461	–	–	437	437
Total	$104,739	$10,289	$461	$115,489	$104,665	$10,243	$437	$115,345

Loans outstanding – Credit cards
Low risk	$18,204	$148	$–	$18,352	$18,279	$161	$–	$18,440
Medium risk	2,105	2,162	–	4,267	2,123	2,291	–	4,414
High risk	65	2,353	–	2,418	70	2,423	–	2,493
Not rated (2)	1,173	279	–	1,452	1,133	309	–	1,442
Total	$21,547	$4,942	$–	$26,489	$21,605	$5,184	$–	$26,789

Loans outstanding – Small business
Low risk	$10,953	$560	$–	$11,513	$10,628	$595	$–	$11,223
Medium risk	2,411	920	–	3,331	2,550	924	–	3,474
High risk	273	1,368	–	1,641	259	1,422	–	1,681
Not rated (2)	7	–	–	7	8	–	–	8
Impaired	–	–	435	435	–	–	411	411
Total	$13,644	$2,848	$435	$16,927	$13,445	$2,941	$411	$16,797

Undrawn loan commitments – Retail
Low risk	$278,149	$4,531	$–	$282,680	$293,300	$3,700	$–	$297,000
Medium risk	13,458	394	–	13,852	12,451	427	–	12,878
High risk	870	694	–	1,564	805	758	–	1,563
Not rated (2)	12,536	253	–	12,789	13,964	274	–	14,238
Total	$305,013	$5,872	$–	$310,885	$320,520	$5,159	$–	$325,679

Wholesale – Loans outstanding
Investment grade	$140,200	$2,238	$–	$142,438	$130,322	$2,117	$–	$132,439
Non-investment grade	207,146	25,121	–	232,267	207,239	26,399	–	233,638
Not rated (2)	14,671	547	–	15,218	14,714	503	–	15,217
Impaired	–	–	6,300	6,300	–	–	6,153	6,153
	362,017	27,906	6,300	396,223	352,275	29,019	6,153	387,447
Items not subject to impairment (3)				10,625				9,724
Total				$406,848				$397,171

Undrawn loan commitments – Wholesale
Investment grade	$387,643	$1,215	$–	$388,858	$393,167	$1,593	$–	$394,760
Non-investment grade	179,993	15,323	–	195,316	182,223	16,158	–	198,381
Not rated (2)	1,335	20	–	1,355	1,407	21	–	1,428
Total	$568,971	$16,558	$–	$585,529	$576,797	$17,772	$–	$594,569

(1)	Includes $189 million of purchased or originated credit-impaired loans (October 31, 2025 – $195 million).
(2)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessment or rating methodologies, policies and tools to manage our credit risk.
(3)	Items not subject to impairment are loans held at FVTPL.

Royal Bank of Canada
  First Quarter 2026

Note 5 Loans and allowance for credit losses (continued)

Loans past due but not impaired
(1), (2)

	As at
	January 31, 2026			October 31, 2025
(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$2,487	$338	$2,825	$2,634	$323	$2,957
Wholesale	1,168	196	1,364	1,143	7	1,150
	$3,655	$534	$4,189	$3,777	$330	$4,107

(1)	Excludes loans less than 30 days past due as they are not generally representative of the borrowers’ ability to meet their payment obligations.
(2)	Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Note 6 Deposits

	As at
	January 31, 2026				October 31, 2025
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$233,401	$58,197	$238,715	$530,313	$228,282	$56,988	$244,470	$529,740
Business and government	411,654	16,330	521,394	949,378	431,239	20,274	494,801	946,314
Bank	12,486	–	50,039	62,525	13,488	–	26,074	39,562
	$657,541	$74,527	$810,148	$1,542,216	$673,009	$77,262	$765,345	$1,515,616
Non-interest-bearing (4)
Canada	$162,409	$9,620	$311	$172,340	$158,771	$9,469	$292	$168,532
United States	34,021	–	–	34,021	38,009	–	–	38,009
Europe (5)	11	–	–	11	5	–	–	5
Other International	8,791	–	–	8,791	8,133	–	–	8,133
Interest-bearing (4)
Canada	392,407	16,828	590,505	999,740	392,120	16,417	591,636	1,000,173
United States	47,044	47,266	92,802	187,112	63,745	50,497	73,147	187,389
Europe (5)	7,185	733	97,785	105,703	6,354	742	76,972	84,068
Other International	5,673	80	28,745	34,498	5,872	137	23,298	29,307
	$657,541	$74,527	$810,148	$1,542,216	$673,009	$77,262	$765,345	$1,515,616

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)
The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at January 31, 2026, deposits denominated in U.S. dollars, British pounds, Euro
and
other foreign currencies were $581
 billion,
 $52

billion,
$80
billion
and $37

billion,
respectively (October 31, 2025 – $570 billion, $42 billion, $76 billion and $36 billion, respectively).

(5)	Europe includes the United Kingdom and the Channel Islands.
Contractual maturities of term deposits
(1)

	As at
(Millions of Canadian dollars)	January 31 2026	October 31 2025
Within 1 year:
less than 3 months	$245,187	$203,075
3 to 6 months	112,899	118,734
6 to 12 months	191,630	172,583
1 to 2 years	78,121	87,550
2 to 3 years	56,968	58,170
3 to 4 years	26,536	33,158
4 to 5 years	28,220	24,047
Over 5 years	70,587	68,028
	$810,148	$765,345

(1)	The aggregate amount of term deposits in denominations of one hundred thousand dollars or more is $753 billion (October 31, 2025 – $704 billion).

Royal Bank of Canada
  First Quarter 2026   65

Note 7 Insurance and reinsurance
Insurance service and insurance investment results
The following table provides the composition of Insurance service result and Insurance investment result for insurance contracts issued and reinsurance contracts held.

	For the three months ended
(Millions of Canadian dollars)	January 31 2026	January 31 2025
Insurance service result
Insurance revenue	$1,354	$1,408
Insurance service expense	(1,105)	(1,124)
Net income (expense) from reinsurance contracts held	(9)	2
	$240	$286
Insurance investment result
Net investment income	$148	$370
Insurance finance income (expense)	(95)	(300)
Reinsurance finance income (expense)	6	12
	$59	$82
Insurance service and insurance investment results	$299	$368

Note 8 Employee benefits – Pension and other post-employment benefits
We sponsor a number of programs that provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and remeasurements recorded in OCI related to our material pension and other post-employment benefit plans worldwide:
Pension and other post-employment benefit expense

	For the three months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2026	January 31 2025	January 31 2026	January 31 2025
Current service costs	$50	$52	$9	$8
Net interest expense (income)	(44)	(40)	20	19
Remeasurements of other long-term benefits	–	–	(3)	2
Administrative expense	5	6	–	–
Defined benefit pension expense	11	18	26	29
Defined contribution pension expense	183	157	–	–
	$194	$175	$26	$29
Pension and other post-employment benefit remeasurements
(1)

	For the three months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2026	January 31 2025	January 31 2026	January 31 2025
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(315)	$343	$(16)	$34
Experience adjustments	(2)	–	(1)	–
Return on plan assets (excluding interest based on discount rate)	104	(429)	–	–
	$(213)	$(86)	$(17)	$34

(1)
Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

(2)	Changes in financial assumptions in our defined benefit pension plans primarily relate to changes in discount rates.

Royal Bank of Canada
  First Quarter 2026

Note 9 Significant capital and funding transactions
Preferred shares and other equity instruments
On November 24, 2025, we redeemed all 12 million of our issued and outstanding
Non-Cumulative
5-Year
Rate Reset First Preferred Shares Series BF at a redemption price of $25.00 per share.
On December 8, 2025, we redeemed all 6 million of our issued and outstanding
Non-Cumulative
Fixed Rate First Preferred Shares Series BH and all 6 million of our issued and outstanding
Non-Cumulative
Fixed Rate First Preferred Shares Series BI at a redemption price of $25.00 per share.
On January 24, 2026, we redeemed all
 1.25
million of our issued and outstanding
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BR (Series BR) at a redemption price of $
1,000
per share.
As a result of the redemption of Series BR, we automatically redeemed all
$
1,250
m
illion
of our outstanding Limited Recourse Capital Notes (LRCN) Series 2 on the same date for
100%
of their principal amount plus accrued interest to, but excluding, the redemption date.
On January 30, 2026, we issued US$1,000
million of LRCN Series 8 with recourse limited to assets (Trust Assets) held by a third-party trustee in a consolidated trust (Limited Recourse Trust). The Trust Assets consist of
US$1,000 million
of our Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series CA (Series CA), issued concurrently with LRCN Series 8 at a price of
US$1,000
per Series CA preferred share.
The price per LRCN Series 8 note is
US$1,000
and will bear interest paid quarterly at a fixed rate of
6.50% per annum until May 24, 2033 and thereafter at a rate per annum, reset every fifth year, equal to the prevailing 5-
Y
ear U.S. Treasury Rate plus 2.450% until maturity on May 24, 2086. In the event of (i) non-payment of interest on any interest payment date, (ii) non-payment of the redemption price in case of a redemption of LRCN Series 8, (iii) non-payment of principal at the maturity of LRCN Series 8, or (iv) an event of default on the notes, noteholders will have recourse only to the Trust Assets and each noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets will represent the full and complete extinguishment of our obligations under LRCN Series 8.
LRCN Series 8 are redeemable on or prior to maturity to the extent we redeem Series CA preferred shares on certain redemption dates as set out in the terms of Series CA preferred shares and subject to the consent and approval of OSFI.
The terms of Series CA preferred shares and LRCN Series 8 include Non-Viability Contingent Capital (NVCC) provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, LRCN Series 8 will be automatically redeemed and the redemption price will be satisfied by the delivery of the Trust Assets, which will consist of common shares pursuant to an automatic conversion of Series CA preferred shares. The terms of Series CA preferred shares include an automatic conversion formula with a conversion price based on the greater of:

(i) a floor price of $
5.00
(subject to adjustment in certain circumstances), and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each Series CA preferred share will be determined by dividing the share value of Series CA preferred shares (including declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder’s pro rata interest in the Trust Assets.
LRCN Series 8 are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion. The non-payment of interest and principal in cash does not constitute an event of default and will trigger delivery of Series CA preferred shares. The liability component of the notes has a nominal value and, as a result, the full proceeds received have been presented as equity.
Subordinated
debentures
On January 27, 2026, all US$
1,500
million of our outstanding NVCC
 4.65%
 subordinated debentures matured.

The principal amount plus accrued interest were paid to noteholders on the maturity date.
Common shares issued
(1)

	For the three months ended
	January 31, 2026		January 31, 2025
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	404	$44	216	$22
Purchased for cancellation (3)	(4,225)	(63)	(1,942)	(29)
	(3,821)	$(19)	(1,726)	$(7)

(1)
The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended January 31, 2026 and January 31, 2025, the requirements of our DRIP were satisfied through open market share purchases.

(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)
During the three months ended January 31, 2026, under the normal course issuer bid (NCIB) we purchased for cancellation common shares at a total fair value of $960 million (average cost of $227.28 per share), with a book value of $63 million (book value of $14.90 per share). During the three months ended January 31, 2025, under the NCIB we purchased for cancellation common shares at a total fair value of $338 million (average cost of $174.00 per share), with a book value of $29 million (book value of $14.85 per share).

Royal Bank of Canada
  First Quarter 2026   67

Note 10 Earnings per share

	For the three months ended
(Millions of Canadian dollars, except share and per share amounts)	January 31 2026	January 31 2025
Basic earnings per share
Net income	$5,785	$5,131
Dividends on preferred shares and distributions on other equity instruments	(141)	(118)
Net income attributable to non-controlling interests	(1)	(2)
Net income available to common shareholders	$5,643	$5,011
Weighted average number of common shares (in thousands)	1,398,580	1,413,937
Basic earnings per share (in dollars)	$4.03	$3.54
Diluted earnings per share
Net income available to common shareholders	$5,643	$5,011
Weighted average number of common shares (in thousands)	1,398,580	1,413,937
Stock options (1)	3,304	2,565
Average number of diluted common shares (in thousands)	1,401,884	1,416,502
Diluted earnings per share (in dollars)	$4.03	$3.54

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2026, an average of
396,760 outstanding options
with an average exercise price of $230.00

were excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2025, an average of 459,803 outstanding options with an average exercise price of $177.97 were excluded from the calculation of diluted earnings per share.

Note 11 Legal and regulatory matters
We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. In many proceedings, it is inherently difficult to determine whether any loss is probable or to reliably estimate the amount of any loss. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current provisions could be material to our results of operations in any particular period though we do not believe that the ultimate resolution of any such matter will have a material effect on our consolidated financial condition.
Our significant legal proceedings and regulatory matters are described in Note 24 of our audited 2025 Annual Consolidated Financial Statements and as updated below. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.
Royal Bank of Canada Trust Company (Bahamas) Limited proceedings
On February 4, 2026, the French Supreme Court upheld the aspects of the conviction (the Conviction) rendered on March 5, 2024 by the French Court of Appeal that impact Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas), including RBC Bahamas’ joint and several liability, together with another party previously convicted of complicity in this matter (whose appeal was also dismissed by the French Supreme Court in its February 4, 2026 decision), for the allegedly unpaid inheritance taxes owing by certain persons (whose appeals were also dismissed in the same decision of the French Supreme Court), plus penalties and interest. Such aggregate amount will be determined in separate proceedings before the French tax courts, to which RBC Bahamas is not a party. As a result of the French Supreme Court’s decision, the Conviction became final and enforceable against RBC Bahamas.
Following the decision of the French Supreme Court, Royal Bank of Canada continues to rely on the previously disclosed exemption granted by the U.S. Department of Labor that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager exemption under the Employee Retirement Income Security Act through March 4, 2030, notwithstanding the Conviction.

Royal Bank of Canada
  First Quarter 2026

Note 12 Results by business segment
Composition of business segments
For management purposes, based on the products and services offered, we are organized into five business segments: Personal Banking, Commercial Banking, Wealth Management, Insurance and Capital Markets.

	For the three months ended January 31, 2026
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$3,831	$1,895	$1,454	$–	$1,218	$187	$8,585
Non-interest income	1,407	312	4,630	338	2,800	(112)	9,375
Total revenue	5,238	2,207	6,084	338	4,018	75	17,960
Provision for credit losses	531	286	18	–	256	(1)	1,090
Non-interest expense	2,020	725	4,384	78	2,119	137	9,463
Income (loss) before income taxes	2,687	1,196	1,682	260	1,643	(61)	7,407
Income taxes (recoveries)	725	333	387	47	165	(35)	1,622
Net income	$1,962	$863	$1,295	$213	$1,478	$(26)	$5,785
Non-interest expense includes:
Depreciation and amortization	$271	$26	$255	$12	$143	$1	$708

	For the three months ended January 31, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$3,505	$1,796	$1,394	$–	$918	$335	$7,948
Non-interest income	1,306	331	4,174	406	2,838	(264)	8,791
Total revenue	4,811	2,127	5,568	406	3,756	71	16,739
Provision for credit losses	488	339	81	–	142	–	1,050
Non-interest expense	2,015	710	4,204	87	2,041	199	9,256
Income (loss) before income taxes	2,308	1,078	1,283	319	1,573	(128)	6,433
Income taxes (recoveries)	630	301	303	47	141	(120)	1,302
Net income	$1,678	$777	$980	$272	$1,432	$(8)	$5,131
Non-interest expense includes:
Depreciation and amortization	$274	$26	$317	$(2)	$144	$(1)	$758

(1)	Taxable equivalent basis.
(2)	Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.
Total assets and total liabilities by business segment

	As at January 31, 2026
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$577,353	$196,606	$195,408	$32,722	$1,231,331	$108,973	$2,342,393
Total liabilities	577,342	196,602	193,848	32,552	1,230,502	(28,311)	2,202,535

	As at October 31, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$574,456	$196,254	$196,129	$32,405	$1,223,853	$101,909	$2,325,006
Total liabilities	574,462	196,252	194,689	32,234	1,223,212	(34,994)	2,185,855

Royal Bank of Canada
  First Quarter 2026   69

Note 13 Capital management
Regulatory capital and capital ratios
OSFI formally establishes risk-based capital and leverage minimums and Total Loss Absorbing Capacity (TLAC) ratios for deposit-taking institutions in Canada. During the first quarter of 2026, we complied with all applicable capital, leverage and TLAC requirements, including the Domestic Stability Buffer, imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage amounts)	January 31 2026	October 31 2025
Capital (1)
CET1 capital	$100,415	$98,748
Tier 1 capital	111,549	110,393
Total capital	123,732	122,399
Risk-weighted assets (RWA) used in calculation of capital ratios (1)
Credit risk	$593,247	$590,306
Market risk	40,498	41,506
Operational risk	100,948	98,413
Total RWA	$734,693	$730,225
Capital ratios and Leverage ratio (1)
CET1 ratio	13.7%	13.5%
Tier 1 capital ratio	15.2%	15.1%
Total capital ratio	16.8%	16.8%
Leverage ratio	4.4%	4.4%
Leverage ratio exposure	$2,516,801	$2,491,090
TLAC available and ratios (2)
TLAC available	$227,152	$230,385
TLAC ratio	30.9%	31.5%
TLAC leverage ratio	9.0%	9.2%

(1)	Capital, RWA and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.
(2)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using TLAC available as a percentage of total RWA and leverage exposure, respectively.